UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C: Annual Report
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sprout CF Fund, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Utah
>
> *Date of organization*
> August 30, 2019

Physical address of issuer
2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043

Website of issuer
Sproutcrowd.fund

Address of counsel to the issuer for copies of notices
Shumway Van, LLC
368 Riverside Drive, Suite 3A
St. George, Utah 84790
Attention: Chase L. Larkin, Esq.

Name of intermediary through which the offering will be conducted
EquityDoor, LLC

CIK number of intermediary
0001726368

SEC file number of intermediary
007-00139

CRD number, if applicable, of intermediary
296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Up to 6.00%, depending on the amount raised, as set forth in greater detail below.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Shares of Preferred Stock

Target number of Preferred Shares to be offered
1,070,000

Price (or method for determining price)
$1.00/share

Target offering amount
$200,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
First come-first served.

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 24, 2020 (six (6) months from the Opening Date)

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Preferred Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Preferred Shares:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 24, 2019

FORM C

Sprout CF Fund, Inc.



Preferred Stock

This Form C (including the cover page the "***Form C***") is being furnished by Sprout CF Fund, Inc., a Utah Corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***") as of October 24, 2019 (the "***Opening Date***"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of preferred stock of the Company (the "***Preferred Shares***"). Purchasers of Preferred Shares are sometimes referred to herein as "***Purchasers***." The Company intends to raise at least $200,000 and up to $1,070,000 from Purchasers in the offering of Preferred Shares described in this Form C (this "***Offering***"). The minimum number of Preferred Shares that can be purchased is $2,200 per Purchaser (the "***Minimum Investment Amount***," which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Capitalized terms in this Form C have the meanings set forth herein in bold, italicized font.

The rights and obligations of the holders of Preferred Shares of the Company are set forth below in the section entitled " *The Offering and the Securities--The Preferred Shares*", and more fully in the Company's Articles of Incorporation ("***Articles***"), "***Bylaws***", and "***Shareholder Agreement***', attached hereto as **Exhibits A, B,** and **C**, respectively. In order to purchase Preferred Shares, a prospective investor must complete and execute a "***Subscription Agreement***', in the form attached hereto as **Exhibit D**. Purchases or "***Subscriptions***" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Preferred Shares at any time and for any reason.

The Offering is being made through EquityDoor, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive a commission based on the total amount raised pursuant to the Offering, based on the following:

INTERMEDIARY COMMISSION SCHEDULE	
Amount Raised	**Commission Percentage**
Less than $300,000	6.00%
Between $300,001 and $500,000	5.00%
Between $500,001 and $700,000	4.00%
More than $700,001	3.00%

The Company's financial statements, which have been reviewed by an independent accounting firm, are attached hereto as **Exhibit E**.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,200	$66 to $132	$2,068 to $2,134
Target Offering Amount	$200,000	$12,000	$188,000
Aggregate Maximum Offering Amount	$1,070,000	$32,100	$1,037,900

(1)   This **excludes** fees to Company's advisors, such as attorneys and accountants and other organization and operational costs of the Company. Depending on the amount raised, the Intermediary's fees range from three percent (3%) to six percent (6%).

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Preferred Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Preferred Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Preferred Shares are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Preferred Shares are exempt from registration. The Company filing this Form C for an Offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Sproutcrowd.fund no later than 120 days after the end of each fiscal year covered by the report.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company:

     (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

     (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

     (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3) (the "*Company Act*"), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

     (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

     (5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

     (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company is required to file a report electronically with the Securities & Exchange Commission annually and post the report on its website, the next annual report (form C-AR) will become due on or before April 30, 2020.

Once posted, the annual report may be found on the Company's website at: Sproutcrowd.fund

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Preferred Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Preferred Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Preferred Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Preferred Shares.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose

(Remainder of page left intentionally blank)

SUMMARY

Risks. Investment in the Company should be consider a high risk and all prospective Purchasers should consult with their legal, tax, and financial advisors prior to investing.

Corporate Information. The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a Utah Corporation, formed on August 30, 2019.

The Company is located at 2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043

The Company's website is Sproutcrowd.fund

The Company has two classes of stock, namely "***Common Stock***" and "***Preferred Stock***". Shares of Common Stock may be referred to herein as "***Common Shares***" and holders of Common Shares may be referred to herein as "***Common Shareholders***". Shares of Preferred Stock may be referred to herein as "***Preferred Shares***" and holders of Preferred Shares may be referred to herein as "***Preferred Shareholders***". References to "***Shareholders***" includes both holders of Preferred Shares and Common Shares.

The Business – Generally. The Company was organized for the purpose of earning income from investments in tax liens and tax deeds related to parcels of real estate throughout the United States. The Company intends to identify, place bids on, purchase, and manage both tax liens and tax deeds throughout the country seeking to generate income from interest payments, penalties, resales of liens and deeds on an "as-is" basis, resales of deeds following improvements to the underlying properties, and related activities.

Investment Objective and General Strategy. The financial success of a business venture is not necessarily tied to the quality of its management, but such financial success can be dramatically enhanced by sophistication, agility, strategy, drive, financial resources, efficiency, and dedication of a company and its key personnel. The Company intends to focus on the foregoing elements in creating, implementing, and adjusting its investment objectives to maximize returns. The Company's investment objective and business strategy is to acquire tax liens offering favorable interest rates and, in some cases, penalties from the delinquent taxpayer and tax deeds in favorable locations for at or below fair market value. The Company will identify opportunities in various markets throughout the United States and will aggressively bid for tax liens and tax deeds that the Board of Directors believes will yield the highest return for the benefit of the Company and its Shareholders. Investing in tax liens and tax deeds is not a uniform process and different strategies may be employed by the Board of Directors based on the willingness and ability of the taxpayer to make required interest and/or penalty payments, the value of the underlying property, the opportunities for resale of the tax lien, tax deed, or underlying real property, the opportunities to rent the underlying real property, the redemption and foreclosure laws of the state in which an underlying property may be located, the legal and physical condition of the underlying real properties, the underwriting, construction, and sales teams employed by the Company to conduct due diligence on, improve, and resell real property, and other considerations and possible avenues for converting the tax liens and tax deeds into profitable investments or income producing properties.

The Company intends to bid on tax lien certificates in tax lien states throughout the country, securing the highest interest rates possible (and penalty assessments where possible) and either resell the certificates at a premium, collect the outstanding interest and penalties prior to applicable Redemption Periods (defined below), or foreclose on the tax liens following the completion of applicable Redemption Periods and sale the underlying properties, improving such properties as deemed to be beneficial on a case-by-case basis, to produce returns for the shareholders.

The goal of the Company in acquiring tax deed's will be to secure the tax deed for less than the fair market value of the property so that even after paying off the taxing authority, existing lienholders, and the property owner with the winning bid, the Company will have additional equity in the property, which may grow after making improvements and can sell the property or rent the property for a profit.

Management, Ownership, and Compensation. The Company's board of directors ("***Board***" or "***Board of Directors***") is comprised of three individuals, namely Joshua Carr, Edward Stewart, and Tonya Neff (each a "***Director***" and collectively the "***Directors***").

Joshua Carr is the "***President***", Edward Stewart is the "***Secretary***", and Tonya Neff is the "***Treasurer***" of the Company (each an "***Officer***" and collectively the "***Officers***").

The Company's sole Shareholder prior to this Offering is Sprout Investment Partners, LLC, a Utah limited liability company of which Joshua Carr, Edward Stewart and Tonya Neff are the sole members and managers.

None of the Directors or Officers are entitled to salaries. However, in exchange for their management services on behalf and for the benefit of the Company, the Directors shall be collectively entitled to receive from the Company an "***Annual Asset Management Fee***", equal to two percent (2%) of the assets under management ("***AUM***") of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

The Company will retain the services of attorneys, accountants, real estate agents, title companies, escrow agents, financial institutions and other third-party service providers and professionals (collectively the "***Consultants***") and shall be entitled to provide compensation to all such Consultants.

The Offering.

Minimum Number of Preferred Shares offered	200,000
Total Preferred Shares outstanding after Offering (if Target Amount reached)	200,000
Total Preferred Shares outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Preferred Share	$1.00
Minimum investment amount per Purchaser	$2,200
Offering deadline	April 24, 2020 (six (6) months from the Opening Date)

The price of the Preferred Shares has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Purchasers of Preferred Shares shall be equity holders in the Company and entitled to an annual six percent (6%) Preferred Dividend (as set forth below) but shall not have any voting rights in the Company or otherwise be entitled to direct the management and affairs of the Company. The Preferred Shares are not convertible into Common Shares.

Not less frequently than once per Fiscal Year, and within a reasonable time period following the close of the Company's Fiscal Year, the Board shall declare and pay dividends to the Shareholders equal to all of the Net Profit Available for Distribution for such Fiscal Year. Fifty percent (50%) of such dividends shall be allocated to the Common Shareholders and the other fifty percent (50%) shall be allocated to the Preferred Shareholders. Such dividends shall be paid, with respect to Common Shareholders, in proportion to the number of Common Shares held by each Common Shareholder to the number of Common Shares held by all Common Shareholders; and with respect to Preferred Shareholders, in proportion to the number of Preferred Shares held by each Preferred Shareholder to the number of Preferred Shares held by all Preferred Shareholders, provided, however, that no such dividend shall be declared in favor of or paid to holders of Common Shares unless and until each Preferred Shareholder has received a Preferred Dividend, as set forth below. The Shareholders shall be entitled to notice of such dividend declarations as set forth in the Bylaws.

RISK FACTORS

Overview. The Company's investment program and business plans entail substantial risks and there can be no assurance that its investment objectives or return on investment goals will be achieved. Due to the nature of the Company's investment strategy, the Company's portfolio will be concentrated on a few sources or classes of assets. Thus, the Company and the Shareholders will have limited diversification. In addition, the Company will be subject to the risks involved with direct ownership of real property. For example, changes in local, state, or federal law impacting real estate, foreclosure, conveyances, priority in rights of ownership, a general lack of liquidity, competing claims to title, zoning reclassifications, shifting real estate markets, variable financing rates, changes in property-ownership patterns, environmental liabilities, casualty events, and increases in taxes, could all have an adverse impact on the value of real property and consequently the Company's investments. Furthermore, because the Company intends to purchase tax liens and tax deeds, it will be required to undergo substantial due diligence to determine the value of the property, the nature and extent of existing liens on the property, the cost of necessary or desirable improvements, the potential for resale and a number of related matters.

Competition. In addition to the foregoing, the Company will compete, directly and indirectly, with nationwide and/or international investors, banks, credit unions, non-traditional lenders, and other organizations of all types, sizes, and investment appetites, in seeking to purchase and extract value from tax liens and tax deeds – many of whom have a vested interest in the underlying properties and who may be seeking to reduce losses rather than turn a profit. Such competitors may have access to more current and/or accurate information related to the property or a taxpayer, the ability to hedge more effectively than the Company, incentives to bid higher on tax deeds or a lower percentage on tax liens based on their outstanding amounts owed, and have substantially greater human and financial resources than the Company. The foregoing notwithstanding, the Directors believe that the Company will be able to obtain a competitive advantage through its experience, knowledge, history, track record of success in target markets, financial modeling, dynamic decision-making ability, existing network of tax lien and tax deed buyers.

In addition, the Company will rely on the experience of its Directors and Officers, including the underwriting, default, foreclosure, and management teams of to make wise and calculated decisions related to specific tax lien and tax deed purchases designed to take advantage of opportunities that are less obvious to larger organizations with more traditional and less flexible views, policies, procedures, and methodologies.

Nevertheless, there is no guarantee that the Company will be successful in pursuing returns based on the purchase of tax liens and tax deeds and the management of the same and potential investors should thoroughly review the risk factors set forth below.

Development and Risks of Investment Strategies and Business Plans. The development of investment strategies and business plans is a continuous process and the investment strategies and methods used by the Company may therefore be modified from time to time. The investment methods are confidential and the descriptions of them in this Form C are not exhaustive. The investment strategies utilized by the Company may differ from those used by the Directors and Officers with respect to other business operations in which they are engaged. Investment decisions require the exercise of judgment by the Directors and Officers. The Directors and Officers may, at times, decide not to take certain actions, thereby foregoing participation in opportunities which would have yielded profits or avoided losses. Prospective investors cannot be assured that the strategies or methods utilized by the Directors and Officers will result in profitable investments for the Company. Tax lien and tax deed investing carries substantial risks and may result in substantial losses to potential investors. It is a complex process carried out over many unique real estate markets, differing legal jurisdictions, and non-stagnant marketplaces.

THE COMPANY'S INVESTMENT PROGRAM AND BUSINESS PLAN ENTAILS SUBSTANTIAL RISKS AND THERE CAN BE NO ASSURANCE THAT ITS INVESTMENT OBJECTIVES WILL BE ACHIEVED, AND INVESTMENT RESULTS MAY VARY SUBSTANTIALLY OVER TIME AND FROM PERIOD TO PERIOD.

Auction Bidding. The success of the Company depends in large measure on its ability to successfully bid for tax liens and tax deeds at interest rates or prices that are favorable to the Company. Increasing competition at tax lien and tax deed auction as well as increased competition in securing information that may impact bidding activity at such auctions may reduce the Company's profit margins on tax lien and tax deed purchases. Where auctions in the past may have only attracted a handful of moderately motivated and financed bidders, participation in tax lien and tax deed auctions is steadily increasing attracting better informed and well-financed bidders who invariably increase the bidding amounts, availability to time-sensitive and accurate information, and opportunities for resale. Furthermore, tax authorities are required to contact subordinate lienholders and inform them specifically about the date and time of an auction. Such subordinate lienholders are already invested in the financial security of the property underlying a tax deed and tax lien and may often been in a position to minimize or mitigate losses as opposed to generating returns and are therefore likely to participate in the bidding process more aggressively than would unvested or less-interested bidders. Continued saturation of the tax lien and tax deed bidding markets and increased lending secured by real estate generally will limit the opportunities and extent of gains the Company can seek to achieve through tax lien and tax deed investing.

Shifting Resale Markets. The Company's business model relies in part on the ability to resell or improve and resell properties acquired by tax deed or simply resale tax lien certificates to willing and able buyers. Real estate markets are constantly shifting and promising areas with many willing buyers may convert to over-saturated supply markets in the course of mere months. In the time it takes for the Company to identify, acquire, improve and list a property for resale, the projected fair market value of such property may have shifted to significantly as to render its initial due diligence of far less value and the purchase price for a tax deed or tax lien may have been far too high. Pools of buyers may diminish or have less creditworthiness, making financing for the purchase difficult to obtain. Such happenstances are largely outside the control of the Company and will likely have a negative impact on a potential investor's purchase of Units.

Errors and Omissions. The Company intends to engage in substantial due diligence and underwriting related to the development of general policies and procedures and with the specific purchase of tax liens and tax deed related to targeted real properties. Errors and omissions related to the determination of a fair market value, the physical condition of the underlying property, looming bankruptcy of property owners, environmental liabilities, jurisdiction specific procedures related to redemption, foreclosure, tax liens, tax deeds, and property law generally, the position of additional lienholders, and related matters are all possible and, given the extent of investment planned by the Company, even likely to occur. The losses that may be sustained by any one or more of the foregoing or related errors or omissions could have a substantially adverse impact on the Company and its Shareholders' investments.

Bankruptcy of Property Owners. Particularly as it relates to tax liens, the Company expects to be paid by the property owner who is seeking to maintain ownership of a property that, in theory, is far more valuable than the amounts payable to the tax lien holder. However, if a property owner declares bankruptcy, it will certainly not pay off the tax lien amounts, and the Company could be included as a secured (or potentially unsecured) creditor in bankruptcy proceedings. Such proceedings are typically not part of the successful investment program of the Company for tax liens and will therefore diminish, if not remove altogether, the profitability of such investment.

Changes to Laws Impacting Tax Liens and Tax Deeds. Each state, and often local jurisdiction, has its own set of laws impacting real property ownership, redemption, foreclosure, tax liens, tax deeds, real property resale, and business licensing and operations. The Company will be constantly searching for market opportunities and will unavoidably enter into new and fresh markets - thereby crossing lines into new jurisdictions. Furthermore, the laws in each such jurisdiction are not fixed and may be subject to regular revisions by local and state legislative bodies and/or may not be consistently enforced by executive bodies or honored by third-party individuals and institutions. The volume of unique laws, potential changes to all of the foregoing, and the difficulty in enforcing such laws will require the Company to conduct meaningful due diligence and to implement wise and flexible investment plans and business operations with respect to tax liens and tax deeds. Nevertheless, it is not possible for the Company to fully understand and stay completely up to date on the laws impacting its activities in every state, county, and city throughout the United States and it may therefore miss deadlines or inadvertently violate certain rules and regulations. Such missed deadlines or violates rules or regulations may result in adverse action taken against the Company or squandered opportunities.

Investment in the Company is speculative and involves high risk: The Preferred Shares being offered should be considered a speculative investment that involves a ***high degree of risk***. Therefore, potential investors should thoroughly consider all of the risk factors discussed herein. Potential investors should understand that there is a substantial possibility that they will lose their entire investment. Potential investors should not invest in the Company if they are in any way dependent upon the funds, they may be using to acquire Units.

This Form C includes forward-looking statements: This Form C may include many forward-looking statements and financial projections. These forward-looking statements and financial projections are subject to risks, uncertainties and assumptions, including, among other things:

    (a) Supply and demand for real property;

    (b) Supply and demand and quality of tax liens and tax deeds;

    (c) Purchase price of tax deeds and tax liens;

    (d) The cost of materials and due diligence required to analyze potential investment purchases;

    (e) The actions of the Company's competitors;

    (f) Fluctuating interest rates and asset values;

    (g) Fluctuating living habits by consumers;

    (h) Local, regional, national and/or international economic downturn;

    (i) The Company's creditworthiness;

    (j) Environmental and regulatory concerns;

    (k) The availability of certain federal, state, and local tax benefits and incentives; and

    (l) Economic and demographic trends affecting the Company.

Although the Company may supplement this Form C from time to time with new information with respect to the Company's progress, it is not obligated to do so under all circumstances. The Company may elect not to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, if not required by applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form C might not occur.

The Company will be subject to inherent conflicts of interest: As explained elsewhere in this Form C, the Directors and Officers are entitled to distributions of Net Income and the Annual Management Fee that are not based solely on their indirect ownership of Common Shares, and the Officers may be entitled to compensation and/or reimbursement for themselves or their affiliates for professional services rendered for the benefit of the Company. Furthermore, the Company's distribution table is based on a certain level of returns generated by the Company and the distributions to the Common Shareholders increase dramatically following the Preferred Return (defined below) to the investors. Therefore, among other things, there may be an inherent tendency for the Directors and Officers to cause the Company to take disproportionately high risks with the Company's investment strategy in order to achieve higher overall returns. (See **Conflicts of Interest**).

The Company has a complete lack of operating history: While the Directors and Officers have experience and a history investing in tax liens and tax deeds, the Company is a newly formed entity and lacks an operating history. As a result, it is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including organizing operations and procedures, establishing revenue streams and negotiating new deals, engaging and training new personnel, coordinating with vendors and suppliers, and working with a brokers of investment opportunities. The likelihood of the Company's success must be considered in light of these potential problems, expenses, complications, and delays.

The Company has a thin initial capitalization: The Company has been thinly capitalized. To become further capitalized, it will rely solely upon the proceeds of this Offering. Because of this manner of capitalization, the Company may not have sufficient assets to pay the Preferred Shareholders a return on their respective purchase of Preferred Shares. If the Company fails to realize its objectives, the Preferred Shareholders are likely to lose all of their investment in the Preferred Shares.

The Company may not be able to successfully implement its business model. The Company is in the process of implementing its business model. It is still in the early stages of developing its business strategy, revenue generation and implementation practices, target asset identification and acquisition, technological capabilities, business relationships and marketing focus. The Company faces a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources, the need to develop business relationships and opportunities, and other risks. The Company may not be able to successfully implement its business model.

The Company has generated no revenues, has incurred only expenses and may not become profitable in the future. Since organization, the Company has generated no operational revenues and has incurred only expenses, principally from costs relating to research and development, legal expenses, salaries and consulting fees, that if not offset by revenues, will become losses. The Company expect to continue to incur net operating losses for the foreseeable future. The Company's business model and strategies may not be successful and there is no assurance that the Company will ever become profitable in any future period.

The Company may require additional funding, which may not be available on favorable terms, or at all. The Company plans to continue to expend substantial capital in connection with the research and development of its investment strategy. If the Company fails to obtain the funding necessary to fund such research and development and to satisfy its working capital needs with the proceeds of this Offering, the Company may have to delay its plans to acquire or manage tax liens and tax deeds in connection with other lenders or investment funds and the Company may miss critical and non-recurring market opportunities. The Company anticipates that its existing capital resources, together with the net proceeds of this Offering, will be sufficient to enable it to pursue viable tax liens and tax deeds. However, its current operating plan could change as a result of many known and unknown factors and the Company may require additional funding. In addition, the Company may choose to raise additional capital due to favorable market conditions or strategic considerations even if the Company has sufficient funds for its current operating plan. To the extent available capital resources are insufficient to meet future capital requirements, the Company will have to seek additional funds to continue with its expansion plan. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to curtail operations significantly or even altogether. The Company's inability to raise capital on favorable terms could have a material adverse effect on its business, financial condition and results of operations.

The Company may be held liable for the actions and errors of its management. Under most conditions, the Directors and Officers may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in its Certificate of Organization and Operating Agreement holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, the Company's assets could be reduced, and its business could be impaired.

The Company's failure to expand its management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm the Company's business. The Company's inability to manage its growth effectively could affect its ability to pursue business opportunities and expand the Company's business. As the Company begins to pursue and acquire tax liens and tax deeds, the Company will need to hire a significant number of additional employees. This growth may place strain on its management and operations. The Company's ability to manage growth will depend on the ability of the Directors and Officers and key employees to implement and improve its operational, management information, sales and marketing and financial control systems and to expand, train and manage its work force. The Company believes that competition for qualified technical, sales, marketing and managerial personnel will be intense. The Company's ability to implement its business plan could be adversely affected if the Company is unable to hire and retain qualified personnel as needed.

Debt Servicing: If the Company is required to obtain debt financing in addition to the proceeds made available pursuant to this Offering in order to assist with financing for the purchase and management of tax deeds and tax liens, it will be required to make regular payments to a lender and comply with such lender's debt servicing requirements, such as service ratios and other restrictions. If the Company does not have sufficient cash flow to cover the debt service requirements of the lender, the lender may elect to foreclose on the Company's assets and will be entitled to recoup all of its administrative costs associated with the foreclosure process together with its outstanding loan amount, fees, interest, and related costs prior to paying the Company for its equity in such assets, if any. If this scenario were to arise, potential investors would likely lose a substantial portion, if not all, of their investments in the Company.

Characterization as an Investment Company under the Company Act. While the Company does not intend to be or become an "investment company", whether exempt or otherwise, under the Company Act, the balance of its purchase of tax liens and tax deeds may trigger administrative action asserting that the Company is an investment company, subject to all the restrictions and reporting obligations under the Company Act, and disqualification to participate in this Offering as an issuer. If such an action were initiated by any governmental authority, the Company would be required to expend considerable resources defending such action and if it were ultimately found to be an investment company, it would need to expend additional funds to qualify for an exemption for registration or complete the investment company registration process. The Directors and Officers may determine that the costs and fees related to registration as an investment company are prohibitive and elect to discontinue business operations rather than registering the Company under the Company Act.

Risks related to real property ownership: Ownership of liens secured by real property, even fractionalized ownership, carries many of the same risks assumed in connection with direct ownership of real property, and ownership of real property includes considerable risks. Real property is fixed in its location and geographic, political, economic, and social events occurring on or around the property may have an adverse, irreversible impact on the value or use of the property. Because real property records can be traced back decades or even hundreds of years, there is essentially always the possibility that a party claiming ownership in or the right to possess a particular piece of land will arise. Effective due diligence and title insurance provide considerable protection against such claims but is never entirely guaranteed to ensure that no additional costs or frustration will arise. Competing claims may also arise in the form of occupiers and/or possessors who believe they are entitled to remain on the property, forcing the Company to engage in eviction processes that would not only require time and effort to eject the possessors of the land, but would also cost the Company lost revenue for the time period required to effectuate the eviction. Currently, there are a number of federal, state, and local incentives to owning real property, though there are also adverse tax consequences for owning real property. There is no guarantee that such government incentives will continue or that the tax liabilities for ownership of real property will not increase. In addition, the Company intends to seek out potential investments that have specific zoning designations, but there is no guarantee that such zoning designations will remain unchanged indefinitely or that an investment's zoning designation will be grandfathered into the revised zoning scheme. Any number of casualty events, natural or man-made, could occur on or around the property requiring costly remedial action to be taken, and this risk is increased by the varying number of individuals that may occupy the property. These events may or may not be covered by insurance policies maintained for the property and even if an event is covered by insurance, there is no guarantee that the insurance provider will honor its coverage responsibilities or have the ability to cover any particular casualty event. Furthermore, the Company intends to rely upon the underwriting and foreclosure teams of experienced lending partners or collaborating investment funds, but the actions of such individuals and entities may not always be in the best interest of the Company or its Shareholders.

Environmental risks: Federal, state and local laws and regulations relating to the protection of the environment may require the owner of real property to investigate and clean up hazardous or toxic substances on or around the property or undertake such investigation or clean-up itself. The owner may be required to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination, even if the owner had no knowledge of or participation with the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws, often including lenders holding mortgages or deeds of trust in connection with the property, may be held responsible for all of the clean-up costs incurred. In addition, third parties impacted by hazardous or toxic substances may sue the owner of contaminated real property. The real property securing loans made by the Company, or real property owned or controlled by the Company, may be at the time of acquisition, or may become later on, subject to environmental liabilities or other concerns; therefore, the value of such real properties may decrease substantially, or costs associated with those properties may increase substantially, causing the Company to lose all or a portion of the capital utilized for such real property, as well as a portion of anticipated future revenue from that investment.

Industry risks: If the tax liens do not perform and generate income or the properties obtained via tax deed cannot be sold, the Company may not be able to realize its anticipated profits. Several factors may adversely affect the economic performance and value of the tax liens and tax deeds. These factors include, but are not limited to, decrease in value of the underlying collateral, unsuccessful acquisitions, lack of resources, customer/partner/affiliate non-performance, increase in competition, lengthy legal proceedings, adverse legal judgments, changes in the international, national, regional and local economic climate, local conditions that may cause customers to default on payments, which may devalue the tax liens and tax deeds to the extent that exit strategies and liquidation of assets become unavailable. In addition, the expenses of owning and maintaining tax liens, tax deeds, and real property generally are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from such investments. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations and the possibility of bankruptcies of vendors, customers, partners, and others, may adversely affect the Company's financial condition and results of operations.

Laws and regulations: The Company's intended activities with respect to tax liens and tax deeds is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection tax liens and tax deeds, and/or to otherwise capitalize on the tax liens and tax deeds. The Company intends to draw on the expertise of the Directors and Officers, advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Litigation: All industries are subject to legal claims that can be with or without merit. Defense and settlement costs can be substantial, even for claims that have no merit. The litigation process is inherently uncertain, so there can be no assurance that the resolution of a legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition. Foreclosing on tax liens or dealing with property owners and lienholders are arenas of frequent legal dispute and the Company will likely be required to spend considerable sums to manage and maintain tax liens and tax deeds or deal with interested parties related to the same.

Company capitalization: To acquire tax liens and tax deeds, the Company will utilize substantial capital. The Company anticipates that it will maintain working capital reserves, but the Company is not required to maintain any minimum level of working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to cease to scale back its business operations until it could obtain additional funds, which would reduce its profitability and the availability of Net Income for distribution to the Members.

Dependence upon third parties: Although the Company's management has experience in business matters, in carrying out the Company's business plan, the Directors and Officers will be substantially dependent upon Consultants. The Company may also enlist the services of other professionals if deemed to be in the best interest of the Company. The death or continuing disability of any of the Directors and Officers or Consultants may have a materially adverse effect upon the Company's ability to conduct business.

Involvement of Executives in other business activities: The Directors and Officers have a broad and varied range of investment and business interests and may acquire additional interests in other companies or perform services for business ventures beyond the Company. The Directors and Officers may not be able to control whether any such business venture competes with the Company. Consequently, the continued involvement of the Directors and Officers in other investment and business activities could result in competition to the Company as well as management decisions that might not reflect the interests of the Company, the Directors and Officers, or the Preferred Shareholders.

Uninsured losses: The Company may elect to not obtain insurance with respect to some or all of its tax liens and tax deeds. Therefore, if a loss were to occur in connection an investment, such losses may not be insured and the Company could lose all, or a portion, of the Preferred Shareholders' invested funds. Such a loss could require the Company to obtain additional funds to meet Company expenses, further reducing the amounts available to Preferred Shareholders.

Reliance on management: The Directors and Officers will have the right to make all decisions with respect to the management and operation of the business and affairs of the Company. Pursuant to the Articles and Bylaws, the Preferred Shareholders will have no right or power to take part in the management of the Company. Accordingly, no person or entity should purchase Preferred Shares unless such person or entity is willing to entrust all aspects of the management of the Company and its investments to the Directors and Officers. Because of this reliance, the loss of any Director, Officer, or Consultant due to departure, death, dissolution, or related event, could have a materially adverse impact on the Company from which it may not be able to recover.

Timing of sale of assets: The Company or a lending partner may sell, exchange, or otherwise dispose of certain of the Company's assets when the Directors and Officers, in their sole discretion, determines such action to be in the best interests of the Company in light of market conditions. Such sale may result in less than optimal profits (or losses) to the Company. Additionally, the Directors and Officers and Preferred Shareholders may experience a conflict of interest as to the optimum time to sell such assets.

Indemnification: The Bylaws limit any potential liability for alleged breaches of fiduciary duties committed by the Directors and Officers, and the Directors and Officers are entitled to certain limitations of liability and to indemnity by the Company against liabilities not attributable to fraud or willful misconduct. Such indemnity and limitation of liability may limit rights that the Preferred Shareholders would otherwise have to seek redress against the Directors and Officers. The law governing limited liability companies is a rapidly developing area and investors who have questions concerning the duties of a manager to the members should consult their own legal counsel.

Risks of dissolution: The Directors and Officers do not intend to dissolve the Company except as such dissolution is consistent with the investment objectives of the Company. If and when substantially all of the Company's assets are disposed of, a final distribution will be made to the Shareholders in accordance with the Bylaws. There can be no assurance that the Company will not be dissolved at a time when dissolution would be adverse to the best interest of any given Preferred Shareholder, either from a financial or tax standpoint.

Lack of diversification: The Company does not intend to invest in any other assets apart from tax liens and tax deeds and has no specific plans to diversify its asset portfolio or minimize the effects of changes in the various markets impacting the tax liens and tax deeds. The success of the Company is entirely dependent on the success of the Company's assets, which will be concentrated into just a few categories of assets.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Tax Considerations – In General. Numerous changes in the tax laws have increased the tax risk and uncertainty associated with investments in closely-held subchapter C corporations, and such changes will likely continue to occur and may continue to enhance such tax risks. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Preferred Shares. Each potential investor is strongly urged to review the material and to discuss with its tax advisors the tax consequences of an investment in the Preferred Shares.

Reduction in tax basis. Cash distributions by way of a Company dividend to a Preferred Shareholder will result in taxable gain to the Preferred Shareholders, which may or may not be limited to the extent those distributions exceed the Preferred Shareholder's basis for its Preferred Share(s). Initially, each Preferred Shareholder's basis for its Preferred Shares will be the Purchase Price. Dividends of cash typically do not reduce the basis of shareholders in stock of a corporation, while dividends of stock typically do result in a reduction in tax basis as the transaction is deemed a return of capital. There is no guarantee that such traditional treatment will be afforded to each Preferred Shareholder and either the traditional tax result or a non-traditional result could have an adverse impact on an individual Preferred Shareholder's tax liabilities or positions.

Unrelated Business Taxable Income. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts ("***IRAs***")) may be taxed on Company dividends to the extent that such dividend constitutes "unrelated business taxable income" ("***UBTI***"). Although not intended, it cannot be guaranteed that all of the Company's activities will not be subject to UBTI. Therefore, an investor that is such an exempt organization should be aware of the potential tax liability associated with UBTI.

Factual determinations by the Board of Directors. The determination of the correct amount of certain deductions and their availability and timing to the Company may depend on factual determinations to be made by the Board of Directors and/or Consultants. Legal counsel has specifically declined to give an opinion on such matters. Although the Board of Directors will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that the Board of Directors' judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could jeopardize or disrupt the Company's financial operations or result in fewer or less substantial dividend declarations by the Company to the Preferred Shareholders.

ERISA risks. ERISA subjects trustees and certain other parties-in-interest with respect to qualified plans to special standards. The Board of Directors may limit the sale of Preferred Shares to benefit plan investors to less than twenty five percent (25%) of all Preferred Shares purchased (excluding certain Preferred Shares as described herein) in its sole and absolute discretion.

No tax opinion. The Company has not obtained an opinion of counsel as to the tax treatment of certain material federal or state tax issues potentially affecting the Company. Moreover, any such opinion, if one were obtained, would not be binding upon the IRS, and the IRS could challenge the Company's position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of the Preferred Shares.

Audit risk. If the Company's information return is audited, such audit may cause disruptions to the Company's operations and result in lower profitability. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit selected or argued for by the Company will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of a Preferred Shareholder's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in a potential investor's personal return, regardless of whether or not those items relate to the Company.

Changes in the Tax Law. Tax laws are continually being introduced, changed, and amended, and there is no assurance that the tax treatment presently potentially available with respect to the Company's proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on the Company's activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on the Company. The Treasury's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury through changes in its regulations, and by the IRS through its audit policy, announcements, and published and private letter rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Company or the Preferred Shareholders.

The Board of Directors will control the way in which the proceeds of this Offering will be expended. After this Offering is completed, the Board of Directors will remain in control of the Company. Therefore, the Board of Directors will have broad discretion to spend or invest the proceeds from this Offering in ways with which new investors may not agree. Further, investors may never receive distributions of cash or other property as a return on their investment, in the form of dividends or otherwise. Other than as specifically stated herein and in the Bylaws and Shareholder Agreement, the Company is not obligated to make distributions of cash or other property or declare a dividend related to any of the Preferred Shares and the Board of Directors may elect (in its sole discretion) to retain earnings into the foreseeable future in order to finance the growth and development of the business.

No registration - Preferred Shares. This Offering has not been registered with the SEC under the Securities Act, nor registered under the securities laws of any state or jurisdiction. The Company does not presently intend to register this Offering; therefor, potential investors will not enjoy any benefits that may have been derived from registration and corresponding review of the Company's offering materials and financial status by regulatory officials. Potential investors must make their own decision as to investing in the Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Form C or on the fairness of the terms of this Offering. Any Preferred Shares purchased under this Offering will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, potential investors should be prepared to hold the Preferred Shares for an indefinite period of time.

No market/liquidity for Preferred Shares. The transfer of Preferred Shares will be subject to strict limitations as set forth in the Bylaws and Shareholder Agreement. Moreover, it is not anticipated that any public market for Preferred Shares will develop. The transfer of Preferred Shares may result in adverse tax and/or securities law consequences for the transferor. Consequently, holders of Preferred Shares may not be able to liquidate their investments in the event of emergency or for any other reason, and Preferred Shares may not be readily accepted as collateral for a loan. The purchase of Preferred Shares, therefore, should be considered only as a long-term investment.

Forecast or prediction regarding the outcome of Company activities. The Company is dependent upon proceeds of this Offering to fund its operations related to its proposed business operations. There is limited information at this time upon which to base an assumption that its plans will materialize or prove successful. There can be no assurance that the Company's planned endeavors will result in any operational revenues or profits in the future. This makes prediction of the Company's future operating results difficult, if not impossible. Because of these reasons, potential investors should be aware that their entire investment is at risk.

Arbitrary determination of the offering price of Preferred Shares. The Purchase Price bears no relationship to the Company's assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Preferred Share or the corresponding interest in the Company.

The Company is owned and controlled by a small number of individuals. At the opening of this Offering, Sprout Investment Partners, LLC (which is owned and controlled by the Directors) is the sole Shareholder of the Company. Subject to any fiduciary duties owed to our other owners or investors under Utah law, the Directors may be able to exercise significant influence over matters requiring owner approval, including the election of additional or replacement directors or officers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, the Directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Ownership of Preferred Shares will be subject to dilution. Preferred Shareholders do not have preemptive rights. If the Company conducts subsequent offerings of Preferred Stock or securities convertible into Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, shareholders who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to shareholders through either a sale of the Company or a registration of the Preferred Shares. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for shareholders. Furthermore, we may be unable to register the Preferred Shares for resale by shareholders for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, shareholders could be unable to sell their Preferred Shares unless an exemption from registration is available.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Preferred Shares will be issued and distributed to you.

The Preferred Shares will be equity interests in the Company and will not constitute indebtedness. The Preferred Shares will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Preferred Shares and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Preferred Shares will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Preferred Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Overview. The Company was organized for the purpose of earning income from investments in and from, but not limited to, tax liens and tax deeds related to select parcels of real estate. The Company primarily intends to identify, place bids, purchase, and manage both tax liens and tax deeds throughout the country seeking to generate income from interest payments, penalties, resales of liens and deeds on an "as-is" basis, resales of deeds following improvements to the underlying properties, and related activities. The Company believes that these types of investments present a significant opportunity in the real estate investment industry.

Tax Liens and Tax Deeds. Generally. In most states throughout the country, the local county or city in which a particular parcel of real property is situated assesses a property tax against the owner of such parcel of real property.

In the event that a property owner fails to pay the property tax assessed by the city or county against its real property by a specific deadline, the city or county is authorized to place a lien on the property and/or foreclose on the property and sell the property, using the proceeds to pay the outstanding tax assessment. The city or county will offer for sale the tax deed or tax lien imposed on a property to the general public and then use the proceeds from the sale of the tax lien or tax deed to satisfy the unpaid tax liability. The city or county is typically primarily concerned with the payment of outstanding property taxes and therefore, provided that such taxes are paid, there are opportunities to (i) receive substantial interest payments and penalties from a property owner seeking to have a tax lien released from its property and/or (ii) acquire the deed or title to a property for less than the fair market value of such property.

Tax Liens. In states that have adopted a tax lien approach, the property tax authority places a lien on the parcel of real property of the delinquent taxpayer. Such property may be residential, commercial, multi-family or even vacant land. As soon as such lien is placed on the property, it begins to accrue interest, and penalties in some states, that must be paid, along with the delinquent taxes, prior to the tax authority agreeing to remove the lien. The delinquent taxpayer typically has between six (6) and twenty-four (24) months (often referred to as a "***Redemption Period***") to pay the delinquent taxes, interest, and any penalties or the lien may be foreclosed upon and the property sold to satisfy such outstanding amounts. Because the taxing authority is primarily concerned with collecting the delinquent taxes and may not wish to complete the foreclosure and resale process itself, it may offer the liens for sale a public auction, at which point the tax liens are converted into tax lien certificates. The public auction at which tax lien certificates are sold may take several forms, including online platforms and/or on-location bidding at the property site or at a separate location designated by the taxing authority. Taxing authorities are permitted to charge interest rates as high as eighteen percent (18%) or more on tax liens and many authorities impose penalties in addition to interest. Typically, taxing authorities offering tax lien certificates pursuant to a public auction place the highest interest rate permissible under applicable law and allow bidders to bid down the interest rate on the certificate in order to place the winning bid. When bidders purchase a tax lien certificate, they do so by offering the lowest rate among competing bidders, paying off the outstanding tax liability and accrued interest/penalties, and stepping into the shoes of the taxing authority to enforce the tax lien against the delinquent taxpayer. The delinquent taxpayer must pay the winning bidder the delinquent tax amount, plus interest at the rate bid by the winner, and any penalties imposed under applicable law prior to the conclusion of the Redemption Period in order to have the lien removed from the delinquent taxpayer's property. If the delinquent taxpayer fails to pay all such amounts prior to the end of the applicable Redemption Period, the winning bidder may, or must under certain circumstances, foreclose on the liened property and sell or acquire title to the liened property, using the proceeds from the sale to provide reimbursement for all costs associated with the sale, reimbursement for the amounts paid to the taxing authority, and payment of all accrued but unpaid interest and penalties owed to the winning bidder.

By investing in tax liens, a person may achieve a return based on interest and penalties charged to the delinquent taxpayer, whether paid by such delinquent taxpayer or paid following foreclosure and sale on the underlying property.

The Company intends to bid on tax lien certificates in tax lien states throughout the country, securing the highest interest rates possible (and penalty assessments where possible) and either resell the certificates at a premium, collect the outstanding interest and penalties prior to applicable Redemption Periods, or foreclose on the tax liens following the completion of applicable Redemption Periods and sale the underlying properties, improving such properties as deemed to be beneficial on a case-by-case basis, to produce returns for the shareholders.

Tax Deeds. In states that have adopted a tax deed approach, the property tax authority is essentially empowered to go one step beyond placing and selling tax liens by foreclosing on an existing tax lien and offering title to the property of a delinquent taxpayer for sale at a public auction, often, but not always subject to a Redemption Period, during which the delinquent taxpayer may pay all amounts due to reclaim title to the underlying property. Similar to tax liens, cities and counties may offer tax deeds to residential, commercial, multi-family or even vacant real property. Also similar to tax liens, in many, but not all, states, delinquent taxpayers have a certain period of time (a Redemption Period) to pay all outstanding taxes, penalties, and interest and reclaim title to their properties.

However, unlike tax liens or tax lien certificates, a tax deed has already been foreclosed upon and therefore carries ownership rights to real property and, subject to the taxpayer's redemption rights, if applicable, allows the holder of the tax deed to enter upon, improve, and resale the property associated with the tax deed.

Tax deeds are offered at public auctions, which may take several forms, including online platforms and/or on-location bidding at the property site or at a separate location designated by the taxing authority. The auctioneer will typically start the bidding at the amount of outstanding taxes and the tax deeds are awarded to the highest bidder above that amount. The winning bidder uses its bid to pay off (i) the outstanding back taxes, interest, and penalties; (ii) the liens of any subordinate lienholders (such as mortgages, deeds of trust, mechanics liens, etc.); and (iii) pay back the property owner. If the winning bid amount is not sufficient to pay off all subordinate lienholders or give any amount back to the property holder after the taxes are repaid, the subordinate lienholders and former property owner's liens and rights to payment are extinguished and the winning bidder takes the tax deed free and clear of such obligations.

If a tax deed is awarded subject to redemption rights, the winner bidder must wait for the Redemption Period to pass before the bidder's title is fully vested in the property.

The goal of the Company in acquiring tax deed's will be to secure the tax deed for less than the fair market value of the property so that even after paying off the taxing authority, existing lienholders, and the property owner with the winning bid, the Company will have additional equity in the property, which may grow after making improvements and can sell the property or rent the property for a profit. For example, if the Company's due diligence team determined that the fair market value of a property was $100,000, the unpaid taxes and interest totaled $10,000, an existing mortgage on the property was outstanding in the amount of $20,000, but it was able to purchase the tax deed to such property at auction for $60,000, the result would be as follows: (i) $10,000 would go to the taxing authority, $20,000 would go to the mortgage holder, $30,000 (the remainder of the bid amount) would go the former property owner, and the Company would have $40,000 of equity in the property. If the Company spent an additional $30,000 to improve the property and was able to resell it for $150,000 the investment would yield a profit of $60,000.

In the alternative, if the Company put no improvements on the property and was only able to sell it for $70,000, the investment would still yield a profit of $10,000.

Hybrid States. Some states take a hybrid approach when dealing with delinquent taxpayers – with elements of both the tax lien certificate sales and tax deed sales at auction. The most common hybrid approach simply requires both a tax lien certificate auction, then foreclose and a tax deed sale auction – both auctions being handled by the taxing authority, regardless of who obtains the tax lien certificate in the initial auction. The winning bidder on the tax lien certificate is simply converted into a senior lienholder and must be paid off by the winning bid before the winning bid amount is applied to subordinate lienholders or property owners, if sufficient to do so.

Syndication – Generally. The Company may elect to purchase one or more tax liens or tax deeds or tranches of tax liens or tax deeds as part of a syndication of lenders or purchasers. Under such circumstances, the Company would be liable for only a portion of the purchase price, improvement costs, and other expenses for the tax lien or tax deed, but would only receive the same portion of the proceeds from the tax lien or tax deed purchased through such syndication.

Syndication – With Affiliates. In some circumstances, the Company will syndicate its purchases of one or more tax liens or tax deeds with affiliated companies or entities under common control, in part or entirely, with the Company's principals. In such cases, the Company will enter into a joint venture agreement with its affiliates to ensure transparency with respect to the terms of the syndication and shall not seek nor offer terms that either the Company or one of its affiliates could not secure in an arms-length, commercially reasonable transaction.

Percentage Allocation and Improvements. The percentage of funds the Company will dedicate to tax lien purchases versus tax deed purchases will be in the complete discretion of the Board of Directors. Furthermore, the determination as to whether to improve a property once title is acquired prior to resell with be in the completed discretion of the Board of Directors.

Cash and Cash Equivalents. The Company reserves the right to maintain significant amounts in cash, particularly when the Board of Directors believes the Company should follow a temporary defensive posture, or when the Board of Directors determines that opportunities for investing are unattractive. The Company may acquire additional assets such as, by way of example and not limitation, certificates of deposit issued by domestic branches of U.S. banks that are members of the Bank Insurance Fund. The Company also may purchase money market mutual funds properly registered under the securities laws and may receive interest paid on its credit balances with securities firms or others.

There is no restriction on the amount of time that Company assets may be held prior to being utilized. All funds will be received in the name of the Company.

Intellectual Property. The Company does not yet have any formally registered trademarks or copyrights.

Governmental/Regulatory Approval and Compliance. The Company's intended activities with respect to tax liens and tax deeds is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection tax liens and tax deeds, and/or to otherwise capitalize on the tax liens and tax deeds. The Company intends to draw on the expertise of the Directors and Officers, advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Litigation. The Company is not subject to any current or pending litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Names:

Joshua Carr

Edward Stewart

Tonya Neff

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Joshua Carr - President and Director, August 2019 - present

Edward Stewart - Secretary and Director, August 2019 - present

Tonya Neff - Treasurer and Director, August 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Joshua Carr
- Co-Founder/President of Zulu Marketing, LLC, a real estate marketing and investing company (July of 2010 – Present)
- Manager – Sprout Investment Partners, LLC, a real estate investing partnership (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC, a real estate investment fund (May 2019 – Present)
- Manager - Carnegie Academy, LLC DBA Prosource Tax Liens, a real estate investment education provider, (January 30, 2018 – Present)

Edward Stewart
- Co-Founder/Manager of Zulu Marketing, LLC, a real estate marketing and investing company (July of 2010 – Present)
- Manager and Chief Compliance Officer – Sprout Investment Partners, LLC, a real estate investing partnership (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC, a real estate investment fund (May 2019 – Present)

- Manager - Carnegie Academy, LLC DBA Prosource Tax Liens, a real estate investment education provider, (January 30, 2018 – Present)

Tonya Neff
- Manager – Sprout Investment Partners, LLC (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC (May 2019 – Present)
- Manager - JetBlue Airways, an international airline (2001 – 2018)

Compensation of Directors. The Directors shall not be entitled to salaries or bonuses for their services but shall be compensated through the Annual Asset Management Fee, which shall be equal to two percent (2%) of the AUM of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

Officers

The Officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Names:

Joshua Carr - President. Joshua Carr has substantial experience in real estate investing. Much of Mr. Carr's real estate activities and experience has focused on property acquisition using tax liens and tax deed investing. Mr. Carr was dissatisfied with his experience working and investing with companies providing investors with advice related to self-directed IRA's and directing those funds toward the purchase of tax deeds and tax liens, and set out to participate as a principal in an enterprise designed to create an exceptional customer service experience for potential investors. Mr. Carr's goal is to create and direct the growth of an investment fund built by real estate investors for real estate investors. Mr. Carr will coordinate the day-to-day operations of the Company and identify and carry-out investment protocols and procedures.

Edward Stewart - Secretary. Mr. Stewart has achieved financial security for himself and various businesses by adopting a model of diligent work and measured risk-taking. As a licensed and registered investment adviser, Mr. Stewart helps clients understand opportunities and make decisions to optimize plans according to their financial goals and objectives. As head of compliance for the Company, Eddie will work to ensure that the Company follows all applicable rules and regulations, both as they relate to the Company's business operations and its relationships, communications, and distributions to Shareholders.

Tonya Neff – Treasurer. Tonya Neff is a dedicated, passionate Officer of the Company. She has five (5) years of experience in tax lien and tax deed investing, both in primary and secondary markets. Ms. Neff has participated in the purchase, rehabilitation, and resell of many real properties. Ms. Neff is a licensed and registered investment adviser. Ms. Neff will be engaged in the day-to-day operation and management of the Company and will assist in identified, managing, and collecting on tax liens and tax deeds purchased by the Company.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Joshua Carr - President and Director, August 2019 - present

Edward Stewart - Secretary and Director, August 2019 - present

Tonya Neff - Treasurer and Director, August 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

[See above]

Compensation of Officers. The Officers shall not be entitled to salaries or bonuses for their services but shall be compensated through the Annual Asset Management Fee, which shall be equal to two percent (2%) of the AUM of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

Indemnification. Indemnification is authorized by the Company to Directors, Officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees. The Company expects to have 5 employees as of the Opening Date.

CAPITALIZATION AND OWNERSHIP

Capitalization. The Company has authorized and/or issued the following outstanding classes of securities:

Type of security	Common Stock
Shares Authorized	10,000,000
Shares Outstanding	1,070,000
Preferential Dividends	No
Voting Rights	Yes
Percentage ownership of the Company by the holders of Common Shares (prior to the Offering).	100.00%
Percentage ownership of the Company by the holders of Common Shares (after to the Offering).	50.00%

Type of security	Preferred Stock
Shares Authorized	10,000,000
Preferential Dividends	Yes
Voting Rights	No
Anti-Dilution Rights	No
Convertible	No
Shares Outstanding (prior to the Offering)	0
Percentage ownership of the Company by the holders of Preferred Shares (prior to the Offering)	0.0%
Shares Outstanding (following the Offering and if the Maximum Offering Amount is met)	1,070,000

Percentage ownership of the Company by the holders of Preferred Shares (following the Offering and regardless of the number of Preferred Shares outstanding)	50.0%

Indebtedness. The Company has no indebtedness.

Ownership. The Company has one owner of Common Shares, namely Sprout Investment Partners, LLC, which owns 1,070,000 Common Shares, representing, prior to this Offering, one-hundred percent (100%) of the Company's ownership.

The Company has no current owners of Preferred Shares.

FINANCIAL INFORMATION

Please see the financial statements reviewed by Hinton Burdock, an independent accounting firm, which are attached hereto as Exhibit E.

Operations. We are a pre-revenue company and our primary expenses consist of the following: legal and accounting fees, research costs, and other costs related to capital raising. We do not anticipate generating revenue until later this year or in 2020.

Liquidity and Capital Resources. The Company will continue to use the Offering proceeds to purchase tax liens and tax deeds. The Company is currently targeting favorable opportunities to acquire such liens and deeds. The main goal of the Company is to create a self-sustaining and stable business model commercializing tax lien and tax deed acquisitions and creating the highest return on investment possible. The Company does not have any additional sources of capital other than the proceeds from this offering.

Capital Expenditures and Other Obligations. The Company does not intend to make any material capital expenditures in the future aside from the acquisition of new tax liens and deeds and the development of related properties. The Company has incurred obligations to various service providers for legal, accounting, marketing and other services. Much of these obligations have been be paid out of from current Company capital.

Estimated Use of Proceeds. The Company intends to use the proceeds from this offering to finance purchase and management of tax liens and tax deeds, compensating Consultants and the Intermediary, paying for the Annual Asset Management Fee, and providing reimbursement for costs related to organizational and operational expenses of the Company.

The Company reserves the right to materially modify this proposed estimation at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion.

At this stage, it is impossible to predict exact allocation of costs or amounts of capital that will be expended in the pursuit of the Company's investment objectives and business strategies. Also, since the Company is in the early stages of its plan, it is not possible at this time to forecast with absolute certainty the amount that will be spent on any particular tax lien or tax deed. Other costs, such as furnishings, improvements, accounting and legal fees, administrative, transaction fees, brokerage fees, compliance and registration fees, printing and distribution costs may change without notice.

THE OFFERING AND THE SECURITIES

The Offering. The Company is offering up to 1,070,000 Preferred Shares for up to $1,070,000.00. The Company is attempting to raise a Target Amount of $200,000 in this Offering (the "*Target Amount*"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 24, 2020 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Preferred Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "*Maximum Amount*").

The price of the Preferred Shares does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Preferred Shares.

Investment Procedure. In order to purchase the Preferred Shares, you must make a commitment to purchase by completing the Subscription Agreement and delivering funds pursuant to the procedures outlined by the Intermediary. Purchaser funds will be held in escrow with North Capital Private Securities until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline, using the cancellation mechanism provided by the Intermediary. The Company, through the Intermediary, will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Preferred Shares in exchange for its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing in accordance with the same procedures set forth above and the Purchaser will receive Preferred Shares via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Investment Limitations. The aggregate amount of securities sold to any prospective Purchaser in this Offering shall not exceed: (i) the greater of $2,200 or five percent (5%) of the lesser of the Purchaser's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) ten percent (10%) of the lesser of the Purchaser's annual income or net worth, not to exceed an amount sold of $107,000, if both the Purchaser's annual income and net worth are equal to or more than $107,000.

Offering Price and Minimum Investment. The price of the Preferred Shares shall be $1.00 per share, which was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $2,200.

The Offering is being made through EquityDoor, LLC (the "*Intermediary*"). The Intermediary will be entitled to receive a commission based on the total amount raised pursuant to the Offering, based on the following:

INTERMEDIARY COMMISSION SCHEDULE	
Amount Raised	**Commission Percentage**
Less than $300,000	6.00%
Between $300,001 and $500,000	5.00%
Between $500,001 and $700,000	4.00%
More than $700,001	3.00%

Transfer Agent and Registrar. The Company will act as transfer agent and registrar for the Preferred Shares.

Authorized Capitalization. At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of Common Stock, of which 1,070,000 Common Shares will be issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, of which 200,000 Preferred Shares will be issued and outstanding.

At the initial closing of this Offering (if the maximum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of Common Stock, of which 1,070,000 Common Shares will be issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, of which 1,070,000 Preferred Shares will be issued and outstanding.

Dividends – Generally. Not less frequently than once per Fiscal Year, and within a reasonable time period following the close of the Company's Fiscal Year, the Board shall declare and pay dividends to the Shareholders equal to all of the Net Profit Available for Distribution for such Fiscal Year. Fifty percent (50%) of such dividends shall be allocated to the Common Shareholders and the other fifty percent (50%) shall be allocated to the Preferred Shareholders. Such dividends shall be paid, with respect to Common Shareholders, in proportion to the number of Common Shares held by each Common Shareholder to the number of Common Shares held by all Common Shareholders; and with respect to Preferred Shareholders, in proportion to the number of Preferred Shares held by each Preferred Shareholder to the number of Preferred Shares held by all Preferred Shareholders, provided, however, that no such dividend shall be declared in favor of or paid to holders of Common Shares unless and until each Preferred Shareholder has received a Preferred Dividend, as set forth below. The Shareholders shall be entitled to notice of such dividend declarations as set forth in the Bylaws.

Preferred Dividends. Notwithstanding the foregoing information related to dividends generally, the Board shall not declare any dividend or make any distribution from the Company's Net Profit Available for Distribution to the Common Shareholders until each Preferred Shareholder has received an annual dividend equal to six percent (6%) of the purchase price such Preferred Shareholder paid to the Company for its Preferred Shares (the "***Preferred Dividend***").

Conversion. The Preferred Shares are not convertible into shares of Common Stock.

Liquidation If there is a liquidation event, holders of the Preferred Shares then outstanding are entitled to receive an amount equal to their aggregate Preferred Dividends prior to any distribution, allocation, or payment to the Common Shareholders. Following the payment of such amount to the Preferred Shareholders, all Shareholders will share in liquidation proceeds in the same manner in which such Shareholders would share in a dividend of Net Profit Available for Distribution.

Voting and Control. The Preferred Shares entitle the holders thereof to no voting rights in the Company.

Anti-Dilution Rights. The Preferred Shares do not have pricing based on anti-dilution rights and any issuance of additional Common Shares or Preferred Shares, ***which issuances the Board may approve and conduct without notice or approval from the existing Shareholders, except as set forth in the Shareholder Agreement***, will result in the dilution of the ownership percentages of the Company of such Shareholders, unless such Shareholders purchase or otherwise acquire the newly issued Shares.

Restrictions on Transfer. Any Preferred Shares sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Preferred Shares during the one-year holding period beginning when the Preferred Shares were issued, unless such Preferred Shares were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Preferred Shares, you may not be able to find another party willing to purchase them.

In addition, each Purchase shall be required to execute a counter part to the Company's Shareholder Agreement, which further restricts transfers of Shares.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Transactions with Related Persons. The Company has not engaged in any transactions with related persons.

Conflicts of Interest – Generally. The structure and proposed method of operation of the Company creates certain inherent conflicts of interest between the Company and the Directors, Officers, and Common Shareholders. Certain restrictions have been provided in this Form C and the Bylaws that are designed to protect the interests of the Preferred Shareholders in this regard. Notwithstanding these efforts, the Company will nevertheless be subject to various conflicts of interest arising out of its relationships with the Directors, Officers, and Common Shareholders.

Furthermore, it is expected that the Company will employ or retain the same Consultants as may be employed by the Directors, Officers, and Common Shareholders. In some cases, such Consultants may be representing the Company and the Directors, Officers, and Common Shareholders at the same time, which could result in conflicts of interest and lack of independent review.

Also, since the Common Shareholder (which is owned and operated by the Directors) holds the majority of the Company's voting interests and the Company otherwise controlled by the Directors and Officers, the ability of the Preferred Shareholder to exercise any degree of control whatsoever will be severely limited. Furthermore, it is contemplated and expected that the Directors, Officers, and the Consultants may engage in other business activities, investments, or ventures and will only be devoting such time as may be necessary to conduct the business of the Company. Such persons may have conflicts of interest in allocating time, services and functions among the Company and other present and future ventures they may organize or be affiliated with.

The Directors' and Officers' accountability to the Company and its Shareholders as a fiduciary is restricted by the Bylaws and this Form C, and consequently potential investors should be aware of the potential for conflicts of interest. The Directors and Officers will likely manage other funds or entities in the future, which funds or entities may directly compete with the Company for investors and investment opportunities. Additionally, the Directors and Officers, if managing another fund, may seek to engage any funds under management in syndicated investment opportunities with other funds. Such a syndicate would place the Company and any other funds managed by the Directors and Officers in a legally adverse position to each other, notwithstanding any common investment objectives. Subject to their own limitations on competing business ventures, the Directors, Officers, and the Consultants will participate in other ventures, as principal or otherwise, some of which may have the same or similar investment objectives as the Company. The Directors and Officers are currently, and in the future may become, committed to other projects, including without limitation the management of other funds or other entities.

Equity Share and Management Fees: The Directors and Officers are entitled to the Annual Asset Management Fee and portions of the Company's Net Profit Available for Distribution through the Common Shareholder. Accordingly, the Directors and Officers are in a position to take riskier positions and purchase higher risk assets in hopes of more substantial returns than they would otherwise take and/or purchase if such fees and shares of Net Profit Available for Distribution were conditioned solely on performance or if the Common Shareholder held a different percentage of the equity interest of the Company.

Competition by the Company with Other Companies and Activities for Management Services: The Directors and Officers believe that they will have sufficient time to discharge fully their responsibilities to the Company and to other business activities in which they are or may become involved. The Company will not have independent management and will rely on the Directors and Officers for its management and operation. The Directors, Officers, and the Consultants, however, are engaged in substantial other business activities apart from the Company. Accordingly, the Directors and Officers will devote only so much of their time to the business of the Company as is reasonably required in their sole judgment.

Reimbursement Irrespective of Company Profitability: The Directors and Officers shall be entitled to reimbursement for organizational and operational costs and expenses in connection with the Company's investment objectives and this Offering, regardless of the extent of the Company's profitability. Consequently, such persons may receive recompense irrespective of whether the Company generates revenue or whether Preferred Shareholders realize a return on their investments.

Legal Representation: Legal counsel to the Directors and Officers, and certain of their affiliates also may serve as legal counsel to the Company. In the event that any controversy arises following the termination of this Offering in which the interests of the Company appear to be in conflict with those of the Directors, Officers, or Shareholders, it may be necessary to retain other counsel for one or both of these parties.

Bad Actor Disclosure. The Company is not subject to any disqualification or restrictions based on it or any of its principals having been deemed a "bad actor" under the Securities Act or any related body of law.

<center>(Signatures on the following page)</center>

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Joshua Carr
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Joshua Carr
(Name)

Director
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Articles of Incorporation
Exhibit B   Bylaws
Exhibit C   Shareholder Agreement
Exhibit D   Subscription Agreement
Exhibit E   Financial Statements

EXHIBIT A: ARTICLES OF INCORPORATION

SPROUT CF FUND, INC.,
A UTAH CORPORATION
2912 W. EXECUTIVE PKWY., STE. 120
LEHI, UTAH 84043

This section alone does not constitute an offer to sell Preferred Shares. An offer may be made only by an authorized representative of the Company and through a registered intermediary and the recipient must receive a complete Form C, including all Exhibits thereto.





Date: 08/30/2019
Receipt Number: 7990757
Amount Paid: $75.00

NEW

State of Utah
Department of Commerce
Division of Corporations & Commercial Code
Articles of Incorporation (Profit)

This form cannot be hand written.

RECEIVED
AUG 30 2019
Utah Div. Corp. & Comm. Code

Important: Read instructions before completing form

Non-Refundable Processing Fee: $70.00

1. Name of Corporation:	Sprout CF Fund, Inc.			
2. Purpose:				
3. Shares:	Type:	Common	Number of Shares:	10,000,000
	☑ Type:	Preferred	Number of Shares:	10,000,000

4. Who/What is the name of the Registered Agent (Individual or Business Entity or Commercial Registered Agent)?:
Shumway Van, LLC

The address must be listed if you have a non-commercial registered agent. What is a commercial registered agent?

Address of the Registered Agent: ______
Utah Street Address Required, PO Boxes can be listed after the Street Address

City: State UT Zip:

5. Name, Signature and Address of Incorporator (attach additional page if there is more than 1 incorporator)

Adam D. Ott, Esq.
Name
8 East Broadway, Suite 550, Salt Lake City, UT 84111
Address City State Zip
Signature: [signature] Date: 08-30-2019

6. Principal Address:
2912 W. Executive Parkway, Suite 12, Lehi, UT 84663
Address City State Zip

Please list the officers and directors of the corporation. Must have at least 1 officer and 1 director within the 1st year of the corporation.

Joshua Carr — Director
Name / Position(s)
2912 W. Executive Parkway, Suite 12, Lehi, UT 84663
Address City State Zip

Edward Stewart — Director
Name / Position(s)
2912 W. Executive Parkway, Suite 12, Lehi, UT 84663
Address City State Zip

Tonya Neff — Director
Name / Position(s)
2912 W. Executive Parkway, Suite 12, Lehi, UT 84663
Address City State Zip

Select or type in position
Name / Position(s)
Address City State Zip

Under GRAMA {63G-2-301}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Optional Inclusion of Ownership Information: This information is not required.
Is this a female owned business? ○ Yes ○ No
Is this a minority owned business? ○ Yes ○ No If yes, please specify: Select/Type the race of the owner here

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov

State of Utah
Department of Commerce
Division of Corporations and Commercial Code
I hereby certified that the foregoing has been filed and approved on this 30 day of Aug 20 19 in this office of this Division and hereby issued This Certificate thereof.

Examiner MW Date 9-4-19

Jason Sterzer
Division Director

AUG 30 '19 PM 1:50

01/14

11444890-0142

EXHIBIT B: BYLAWS

SPROUT CF FUND, INC.
A UTAH CORPORATION
2912 W. EXECUTIVE PKWY., STE. 120
LEHI, UTAH 84043

This section alone does not constitute an offer to sell Preferred Shares. An offer may be made only by an authorized representative of the Company and through a registered intermediary and the recipient must receive a complete Form C, including all Exhibits thereto.

BYLAWS FOR THE ADMINISTRATION
OF
SPROUT CF FUND, INC.
A Utah Corporation

These Bylaws ("***Bylaws***") of SPROUT CF FUND, INC., a Utah corporation (the *"**Company**"*) are to be effective as of September 1, 2019 (the "***Effective Date***"), and have been adopted by the board of directors (the *"**Board of Directors**"*) and president ("***President***") of the Company.

RECITALS:

WHEREAS, the Company was incorporated by filing its current of Incorporation (the "***Articles***") with the Utah Division of Corporations and Commercial Code on August 30, 2019;

WHEREAS, the Company has adopted these Bylaws to set forth the rights, powers, and obligations of the Company, its Board of Directors, Officers, and Shareholders with respect to the conduct of its business.

NOW THEREFORE, the Company shall be governed as follows:

ARTICLE I: DEFINITIONS

1.1 DEFINITIONS**.** The following definitions shall apply to the following terms, as used in these Bylaws:

(a) "***Annual Meeting***" means a meeting of the Directors occurring not less frequently than once per Fiscal Year at which the business and affairs of the Company are conducted.

(b) "***Articles***" means those certain Articles of Incorporation filed with the Utah Division of Corporations and Commercial Code, as amended.

(c) "***Board of Directors***" means the governing body of the Company, comprised of all of the Directors of the Company.

(d) "***Bylaws***" mean these Bylaws of the Company, as amended.

(e) "***Common Shares***" means shares of equity interests in the Company represented by common stock, entitling holders thereof to voting rights and rights to distributions in the form of dividends when declared and paid by the Company from Net Profit Available for Distribution. Holders of Common Shares, as a class, are entitled to fifty percent (50%) of the Company's equity.

(f) "***Common Shareholders***" means holders of Common Shares.

(g) "***Company***" means Sprout CF Fund, Inc., a Utah corporation.

(h) "***Code***" means the Internal Revenue Code of 1986, as from time to time amended and in effect.

(i) "***Director(s)***" means a member or members of the Board of Directors.

(j) "***Executive Committee***" means a committee established under the direction of the Board of Directors for a specific purpose or project related to the purposes of the Company and comprised of members designated by the Board of Directors.

(k)   "*Fiscal Year*" means the calendar year unless otherwise determined by the Board of Directors, in its sole discretion.

(l)   "*Majority in Interest*" means one or more Shareholders whose aggregate number of Common Shares in the Company exceeds fifty percent (50%) of the total issued and outstanding Common Shares in the Company.

(m)   "*Net Asset Value*" shall have the meaning set forth in the Shareholder Agreement.

(n)   "*Net Profit Available for Distribution*" means the amount of cash determined by the Board of Directors or its designated Officer(s) to be available for distribution to the Shareholders, pursuant to a dividend declaration and payment or otherwise, as cash flow permits and after all expenses of the Company have been paid, including reimbursement of all operating and organization expenses, payment of the Annual Asset Management Fee, fees for independent contractors, employee compensation, and any reasonable working capital reserves, each in the absolute discretion of the Board of Directors.

(o)   "*Net Loss*" means the net loss generated by the Company's business operations after all expenses of the Company have been paid, including reimbursement of all operating and organization expenses and payment of salaries and fees for independent contractors, and is expressly exclusive of any reasonable working reserves.

(p)   "*Officer(s)*" means the President, Secretary, Treasurer, and any officers appointed by the Board of Directors to assist in the management of the affairs of the Company.

(q)   "*Person*" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

(r)   "*Preferred Shares*" means shares of equity interests in the Company represented by preferred stock, entitling holders thereof to distributions in the form of Preferred Dividends (defined in Section 7.11 below) and regular dividends when declared and paid by the Company from Net Profit Available for Distribution. Preferred Shareholders hold no voting rights in the Company. Holders of Preferred Shares, as a class, are entitled to fifty percent (50%) of the Company's equity.

(s)   "*Preferred Shareholders*" means holders of Preferred Shares.

(t)   "*Record Date*" means the date established by the Board of Directors for determining the identity of Shareholders entitled to vote or receive distributions under these Bylaws.

(u)   "*Resolution*" means a written instrument drafted and distributed by and among the Directors setting forth a specific action to be taken by the Directors upon obtaining the requisite percentage of approval from the Directors.

(v)   "*Regulations*" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

(w)   "*Shareholder*" means a Person owning one or more shares of any class of shares authorized, issued and outstanding in the Company.

(x) "*Shareholder Agreement*" means that certain Shareholder Agreement of the Company, dated September 1, 2019, pursuant to which all Shareholders have agreed to certain restrictions and obligations associated with their respective Shares.

(y) "*Shares*" means either Common Shares, Preferred Shares, or any other class of shares authorized to be issued by the Company. The Company is currently authorized to issue two classes of Shares. Common Shares represent fifty percent (50%) of the Company's equity and voting rights in the Company. Preferred Shares represent fifty percent (50%) of the Company's equity, preferential rights to distributions, but no voting rights.

(z) "*Special Meeting*" means a meeting of the Directors called by the Board of Directors from time to time at which the business and affairs of the Company are conducted.

(aa) "*Valuation Date*" means the date on which the Net Asset Value of the Company is determined by the Board of Directors.

ARTICLE II: PRINCIPLE OFFICE; REGISTERED AGENT & PURPOSE

2.1. PRINCIPAL OFFICE. The address of the principal office of the Company shall be 2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043. The Board of Directors may change the address of the principal office from time to time as it deems advisable.

2.2. REGISTERED AGENT. The registered agent of the Company is Shumway Van, LLC, whose address is 8 East Broadway, Suite 550, Salt Lake City, Utah 84111. The Board of Directors may change the registered agent of the Company from time to time as it deems advisable, provided, however, that if the registered agent of the Company or the address of the Company's designated address is changed, the Board of Directors shall amend the Articles to disclose the then current registered agent and its then current address.

2.3. NAME. The name of the Company shall be, and the business of the Company shall be conducted under the name of "Sprout CF Fund, Inc."

2.4. PURPOSE. The Company was organized for the purpose of purchasing, managing and reselling tax liens and tax deeds. The Board of Directors, by majority vote, may materially revise or amend the foregoing purpose, as determined to be in the best interests of the Company.

2.5. COMPLIANCE WITH LAWS. The Company will at all times comply with all applicable laws, rules, and regulations, including, but not limited to, the Utah Revised Business Corporation Act, as amended (the "*Act*"), which governs the formation and operation of private corporations under Utah law.

2.6. ARTICLES AND CERTIFICATES. As necessary, the Board of Directors shall cause the Company's Articles to be amended and restated in accordance with these Bylaws and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of these Bylaws) as may be determined by the Board of Directors to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a private corporation in the State of Utah and in any other state where the Company may elect to do business.

2.7. TAX PROVISIONS.

(a) *Taxation as a C Corporation*. It is the intention of the Board of Directors that the Company be taxed as a subchapter C corporation for federal, state, local and foreign income tax purposes. The Board of Directors agrees to take all reasonable actions, including the execution of documents and the filing of appropriate elections with the Internal Revenue Service, in order for the Company to qualify for and receive C corporation treatment for federal, state, local and/or foreign income tax purposes.

(b) *Tax Information*. Within ninety (90) days after the end of each taxable year of the Company, the Secretary shall send to each Shareholder all information necessary for the Shareholder to complete its federal, state, and local income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

(c) *Tax Filings*. The Board of Directors shall prepare or cause to be prepared and timely file all federal, state, and local income and other tax returns and reports as may be required as a result of the business of the Company.

ARTICLE III: DIRECTORS

3.1. COMPOSITION OF THE BOARD OF DIRECTORS. The Board of Directors shall initially consist of three (3) Directors, namely (i) Joshua Carr, (ii) Edward Steward, and (iii) Tonya Neff. Following any change to the initial composition of the Board of Directors, the Board of Directors must be composed at all times of an odd number of Directors. If at any time the Board of Directors is not composed of an odd number of Directors, then on or before thirty (30) days have passed from the date the Board of Directors was last composed of an odd number of Directors, the Directors must either appoint an additional Director to, or remove an existing Director from, the Board of Directors. The initial Directors shall serve indefinite terms. Each newly appointed Director shall serve for a term of three (3) years, or until removed as set forth in these Bylaws.

3.2. APPOINTMENT AND REMOVAL. The Directors may be removed by the Shareholders pursuant to Article VI of these Bylaws. The Shareholders may also appoint additional or successor Directors to the Board of Directors pursuant to Article VI below, *provided, however*, that the appointment of additional or successor Directors shall not be effective if it results in a Board of Directors comprised of an even number of Directors. Notwithstanding anything in these Bylaws to the contrary, the Shareholders shall not have the right to remove Joshua Carr, Edward Steward, or Tonya Neff as a Director.

3.3. RESIGNATION. A Director may resign from the Board of Directors at any time by providing thirty (30) days' advance written notice to the other Directors.

3.4. GENERAL POWERS.

(a) *Independent Authority*. The day-to-day business and affairs of the Company shall be managed by the Board of Directors or those it designates as Officers, if any. Each Director, subject only to those restrictions set forth in the Articles and these Bylaws, shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things which such Director deems appropriate to accomplish the purposes of the Company. Decisions and actions by the Directors, or any one of them, are binding on the Company and any document may be signed on behalf of the Company by any one of the Directors.

(b) *Majority Approval*. Notwithstanding the foregoing, no Director shall have the authority to take the following actions except upon the majority vote of the Directors at an Annual Meeting or Special Meeting or the majority approval by the Directors of a Resolution:

    i.   The delegation of authority to Officers and the fixing of compensation of Officers and Subordinate Officers;

ii. The establishment and termination of, and delegation of authority to Executive Committees, the appointment of members thereto, the removal of members therefrom, and the fixing of compensation, if any, of the members of an Executive Committee;

iii. The determination as to whether the Company will enter into any proposed transaction or arrangement for which a conflict of interest is present;

iv. The acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any real property on behalf of the Company;

v. The advancement or generation of loans with a principal amount in excess of $20,000 to or from the Company and the provision or securing of collateral for such loans;

vi. The amendment of these Bylaws, the Articles, or the changing of purposes of the Company, except that any amendments required under applicable law to correct an inaccuracy in the Articles may be filed at any time by any Director;

vii. The negotiation, execution, and performance of any Material Contract on behalf of the Company. For purposes of this subsection, "*Material Contract*" means any contract whose value or cost of performance is equal to or greater than $20,000.00;

viii. The approval of distributions or dividends to the Shareholders;

ix. The authorization of additional Shares, with or without the need to amend these Bylaws or the Articles; and

x. Any action authorized or set forth in these Bylaws not expressly requiring unanimous approval.

(c) *Unanimous Approval*. Furthermore, no Director shall have the authority to take any of the following actions except upon the unanimous vote of the Directors at an Annual Meeting or Special Meeting or the unanimous approval by the Directors of a Resolution:

i. The sale, exchange, assignment, transfer or disposal of all or substantially all of the Company's assets, whether or not as part of a single transaction or plan;

ii. The dissolution, merger, consolidation, sale or other modification of the Company or any subsidiary of the Company; or

iii. The filing of bankruptcy.

3.5. MEETINGS AND RESOLUTIONS

(a) Annual Meetings. A regular meeting of the Board of Directors shall be held no less frequently than once per Fiscal Year, at the time and place appointed by Resolution, drafted and distributed by the Board of Directors, and which must be approved of by a majority of the Directors. No notice aside from such Resolution shall be required for such an Annual Meeting. Any action take during an Annual Meeting shall be deemed effected as of the date of such Annual Meeting.

(b) Special Meetings. Special Meetings of the Board of Directors may be called by a Director, without a Resolution, provided, however, that the Board of Directors shall give notice to the Directors of the time

and place of these meetings not less than two (2) days prior to such Special Meeting. Any action take during a Special Meeting shall be deemed effected as of the date of such Special Meeting.

(c) Resolutions. Any Director may draft a Resolution and distribute such Resolution to the other Directors for review and approval or rejection by the Directors via email. Resolutions drafted and distributed by the Directors shall be in a form similar to the sample Resolution attached hereto as **Exhibit 1**. The Directors may execute any Resolution in counterparts and the action taken pursuant to such Resolution shall be deemed taken as of the date that the requisite percentage of Directors has executed a counterpart to such Resolution.

3.6. PARTICIPATION IN MEETINGS. The Directors may participate in Annual Meetings or Special Meetings by means of telephone conference or similar communications by which all Persons participating can hear each other and participate in the Annual Meeting or Special Meeting. Each Director who participates in such a manner shall be deemed to have been present at the Annual Meeting or Special Meeting.

3.7. QUORUM. A majority of the Directors shall constitute a quorum for the purpose of taking any action at any Annual Meeting or Special Meeting of the Directors. If less than a quorum is present at an Annual Meeting or Special Meeting, the Directors present cannot take any action that requires a majority of the Directors. Any action taken by majority vote at any Annual Meeting or Special Meeting at which a quorum is present shall be deemed to be an act of a majority of the Board of Directors.

3.8. PRESUMPTION OF ASSENT. A Director who is present at an Annual Meeting or Special Meeting of the Directors at which action on any matter is taken shall be presumed to have assented to the action unless the Director's dissent shall be entered in the minutes of the Annual Meeting or Special Meeting or unless the member files a written dissent to such action with the Board of Directors on or before fourteen (14) days have passed from the date of such Annual Meeting or Special Meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

3.9. ACTION WITHOUT A MEETING. Any action that must be taken at an Annual Meeting or Special Meeting, may be taken without the need for an Annual Meeting or Special Meeting by the unanimous consent of the Directors to a Resolution setting forth such action.

ARTICLE IV: OFFICERS AND SUBORDINATE OFFICERS

4.1. PRESIDENT, VICE-PRESIDENTS, SECRETARY, AND TREASURER. The Officers shall consist of a president (*"President"*), a secretary (*"Secretary"*) a treasurer (*"Treasurer"*), and such additional officers, if any, as determined by the Board of Directors.

4.2. APPOINTMENT OF OFFICERS. Officers shall be appointed by the Directors pursuant to the majority vote of the Directors at an Annual Meeting or Special Meeting or the majority approval by the Directors of a Resolution. Officers may, but need not be, Directors during the terms of their respective offices.

4.3. SUBORDINATE OFFICERS. The President, or any Officer acting under the President's express authority, may appoint such agents, employees, or officials ("**Subordinate Officers**"), as it deems advisable. The President, or any Officer acting under the President's express authority, shall determine the title, period of appointment, authority, and duties to be performed of all Subordinate Officers.

4.4. RESIGNATION. An Officer or Subordinate Officer may resign at any time by delivering a written resignation to the any one or more of the Directors. Such officer's resignation shall take effect fourteen (14) days after such Officer's delivery of its written resignation to a Director.

4.5. REMOVAL. The Directors may remove any Officer, at any time, for or without cause, pursuant to Section 3.4 above. The President, or any Officer acting under the President's express authority to do so, may remove, for or without cause, any Subordinate Officer appointed in accordance with the provisions of these Bylaws.

4.6. PRESIDENT. Joshua Carr has been duly appointed by the Board of Directors and shall continue to serve as the President of the Company. The President shall be the Company's senior Officer, shall perform such duties as may be assigned by the Directors, and shall preside at all Annual Meetings or Special Meetings of the Directors.

4.7. SECRETARY. Edward Stewart has been duly appointed by the Board of Directors and shall continue to serve as the Secretary of the Company. The Secretary shall have the following powers and duties:

(a) The Secretary shall keep or cause to be kept a record of all the proceedings of the Annual Meetings or Special Meetings and shall keep or cause to be kept copies of all proposed and/or accepted Resolutions in books provided for such purposes;

(b) The Secretary shall cause all notices to be duly given in accordance with the provisions of these Bylaws;

(c) The Secretary shall be custodian of the Company's books and records and shall see that such books and records are properly organized, maintained, and made available for inspection and copy as required by the Code and these Bylaws; and

(d) The Secretary shall perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the Directors.

4.8. TREASURER. Tonya Neff has been duly appointed by the Board of Directors and shall continue to serve as the Treasurer of the Company. The Treasurer shall have charge and custody of, and is responsible for, all funds and securities of the Company. The Treasurer shall also receive and give receipts for monies due and payable to the Company from any source whatsoever, and shall deposit all such moneys in the name of the Company in such banks, trust companies, or other depositories as shall be selected by the Directors.

4.9. SURETY BOND. If the Directors so require, any Officer or Subordinate Officer of the Company shall execute a bond in such sum and with such sureties as the Directors may direct, conditioned upon the faithful performance of duties to the Company, including responsibility for negligence and for the accounting for all property or monies of the Company that may come into the Officer or subordinate officer's hands.

4.10. FIDUCIARY DUTIES; OUTSIDE INTERESTS; COMPETITION. To the maximum extent permitted under the Act, no Director, Officer, or Subordinate Officer shall be required to act in a fiduciary capacity of the Company or its Shareholders. Any Director, Officer, or Subordinate Officer shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, regardless of whether or not such business interests and activities are in direct competition with the Company. Neither the Company nor any of the Shareholders shall have any rights in or with respect to any business ventures of any Director, Officer, or Subordinate Officer.

ARTICLE V: EXECUTIVE COMMITTEES

5.1. DESIGNATION. Pursuant to Section 3.4 above, the Board of Directors may designate one (1) or more Executive Committees to conduct specific business and affairs of the Company. Members of an Executive Committee, including the presiding member of such Executive Committee, may be Directors, Officers,

Subordinate Officers, or any other Person and shall be designated by the Directors pursuant to Section 3.4. Each member of an Executive Committee shall hold such office until the member resigns, is removed, a successor is designated in the place of such member, or the Executive Committee is terminated.

5.2. POWERS. Executive Committees shall have such power and authority as is delegated to them by the Board of Directors, provided, however, that an Executive Committee shall not appoint or remove Directors from the Board of Directors or amend these Bylaws or the Articles.

5.3. PROCEEDINGS. The Executive Committee shall meet at such place or places, at such time or times and upon such notice (or without notice) as it shall determine from time to time. It shall keep a record of its proceedings and shall report such proceedings to the Directors at each Annual Meeting.

5.4. QUORUM FOR TRANSACTING BUSINESS. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business at any of its meetings. If less than a quorum is present at a meeting, the members cannot take any action that requires approval from a majority of the members. Any action taken by majority vote at a meeting at which a quorum is present shall be deemed to be an act of the Executive Committee.

5.5. RESIGNATION AND REMOVAL. Any member of an Executive Committee may resign at any time by delivering a written resignation to the Board of Directors. Such resignation shall take effect fourteen (14) days after such member's delivery of its resignation to the Board of Directors. The Directors may remove any member of an Executive Committee at any time, with or without cause, pursuant to Section 3.4 above.

5.6. VACANCIES. If any vacancy shall occur in an Executive Committee by reason of disqualification, death, resignation, removal or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total membership of the Executive Committee. Such vacancy may be filled by the Directors pursuant to Section 3.4 above.

ARTICLE VI: SHAREHOLDERS – GENERALLY

6.1. INITIAL SHARES AUTHORIZED, CLASSES OF SHARES. As of August 2019, the Company has been authorized to issue up to 10,000,000 Common Shares and 10,000,000 Preferred Shares. The number of authorized and outstanding Shares in each class, along with the names and addresses of the holders of such Shares shall be set forth in the Company ledger, which shall be maintained amended by the Secretary from time to time to reflect any significant changes thereto. The Company shall be permitted to authorize additional Shares or classes of Shares by amending its Articles.

6.2. LIABILITY OF SHAREHOLDERS. No Shareholder shall have any personal liability for the debts and obligations of the Company and shall be accorded limited liability to the maximum extent allowed by law.

6.3. NO PARTICIPATION IN MANAGEMENT. No Shareholder, in its capacity as such, shall take part in the operation, management or control of the Company's business, transact any business for or on behalf of the Company or have any power to execute documents for or otherwise act for or bind the Company.

6.4. OUTSIDE ACTIVITIES; COMPETITION. Any Shareholder shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, regardless of whether or not such business interests and activities are in direct competition with the Company. Neither the Company nor any of the other Shareholder shall have any rights in or with respect to any business ventures of any Shareholder.

6.5. INSPECTION RIGHTS. Upon request and fourteen (14) business days' prior written notice to the Secretary, each Shareholder shall have the right, for a purpose reasonably related to such Shareholder's Shares, subject to such reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense, including concerns involving privacy) as may be adopted by the Board of Directors, to access the Company's books and records at a reasonable time and place designated by the Secretary. Notwithstanding the foregoing, the Board of Directors may withhold or keep confidential from the Shareholders for such period of time as the Board of Directors deems reasonable, any information of a personal and confidential information in the interest of preserving the privacy rights of the Shareholders or of the nature of trade secrets or other information the disclosure of which the Board of Directors in good faith believes is not in the best interests of the Company or which the Company is required by law or by agreements with third parties to keep confidential.

ARTICLE VII: SHAREHOLDERS – MEETINGS; DIVIDENDS

7.1. PARTICIPATION IN MEETINGS AND VOTING OF SHAREHOLDERS. Only those Shareholders holding Common Shares shall be permitted to participate in meetings or vote on any matter on which the Shareholders are entitled to vote, whether in an Annual Shareholder Meeting, a Special Shareholder Meeting (each of which is defined below), or pursuant to a Resolution.

7.2. ANNUAL SHAREHOLDER MEETINGS. A regular meeting of the Shareholders shall be held no less frequently than once per Fiscal Year, at the time and place appointed by Resolution, drafted and distributed by the Board of Directors ("***Annual Shareholder Meeting***"). No notice aside from such Resolution shall be required for such an Annual Shareholder Meeting. Any action take during an Annual Shareholder Meeting shall be deemed effected as of the date of such Annual Shareholder Meeting.

7.3. SPECIAL SHAREHOLDER MEETINGS. "***Special Shareholder Meetings***" may be called by a quorum of Shareholders, without a Resolution, provided, however, that the quorum shall give notice to the Shareholders of the time and place of these meetings not less than two (2) days prior to such Special Shareholder Meeting. Any action take during a Special Shareholder Meeting shall be deemed effected as of the date of such Special Shareholder Meeting.

7.4. RESOLUTIONS. Any Shareholder may draft a Resolution and distribute such Resolution to the other Shareholders for review and approval or rejection by such Shareholders via email. Resolutions drafted and distributed by the Shareholders shall be in a form similar to the sample Resolution (substituting Shareholders for Directors) attached hereto as **Exhibit 1**. The Shareholders may execute any Resolution in counterparts and the action taken pursuant to such Resolution shall be deemed taken as of the date that the requisite percentage of Shareholders has executed a counterpart to such Resolution. Failure to affirmatively approve a Resolution shall be deemed a rejection of all proposed actions set forth therein.

7.5. MANNER OF PARTICIPATION IN MEETINGS. The Shareholders may participate in Annual Shareholder Meetings or Special Shareholder Meetings by means of telephone conference or similar communications by which all Persons participating can hear each other. Each Shareholder who participates in such a manner shall be deemed to have been present at the Annual Shareholder Meeting or Special Shareholder Meeting.

7.6. QUORUM. A Majority in Interest of the Shareholders shall constitute a quorum for the purpose of taking any action at any Annual Shareholder Meeting or Special Shareholder Meeting. If less than a quorum is present at an Annual Shareholder Meeting or Special Shareholder Meeting, the Shareholders present cannot take any action that requires a Majority in Interest approval of the Shareholders.

7.7. PRESUMPTION OF ASSENT. A Shareholder who is present at an Annual Shareholder Meeting or Special Shareholder Meeting at which action on any matter is taken shall be presumed to have assented to the action unless the Shareholder's dissent shall be entered in the minutes of the Annual Shareholder Meeting or Special Shareholder Meeting or unless it files a written dissent to such action with the Board of Directors on or before fourteen (14) days have passed from the date of such Annual Shareholder Meeting or Special Shareholder Meeting. Such right to dissent shall not apply to a Shareholder who voted in favor of such action.

7.8. ACTION WITHOUT A MEETING. Any action that must be taken at an Annual Shareholder Meeting or Special Shareholder Meeting, may be taken without the need for an Annual Shareholder Meeting or Special Shareholder Meeting by the approval by a Majority in Interest of the Shareholders to a Resolution setting forth such action.

7.9. APPOINTMENT AND REMOVAL OF DIRECTORS. The Shareholders, by the affirmative vote of a Majority in Interest of the Shareholders at an Annual Shareholder Meeting, Special Shareholder Meeting, or pursuant to a Resolution approved by a Majority in Interest of the Shareholders, may, at any time, remove a Director from the Board of Directors or appoint a new Director to the Board of Directors, provided, however, that the Shareholders shall not have the authority by the affirmative vote of a Majority in Interest or otherwise, to remove Joshua Carr, Edward Stewart, or Tonya Neff from the Board of Directors.

7.10. DIVIDENDS – IN GENERAL. Not less frequently than once per Fiscal Year, and within a reasonable time period following the close of the Company's Fiscal Year, the Board shall declare and pay dividends to the Shareholders equal to all of the Net Profit Available for Distribution for such Fiscal Year. Fifty percent (50%) of such dividends shall be allocated to the Common Shareholders and the other fifty percent (50%) shall be allocated to the Preferred Shareholders. Such dividends shall be paid, with respect to Common Shareholders, in proportion to the number of Common Shares held by each Common Shareholder to the number of Common Shares held by all Common Shareholders; and with respect to Preferred Shareholders, in proportion to the number of Preferred Shares held by each Preferred Shareholder to the number of Preferred Shares held by all Preferred Shareholders, provided, however, that no such dividend shall be declared in favor of or paid to holders of Common Shares unless and until each Preferred Shareholder has received a Preferred Dividend, as set forth below. The Shareholders shall be entitled to notice of such dividend declarations as set forth herein. The portion of the Net Profit Available for Distribution allocable to the Preferred Shareholders as a Preferred Dividend (defined below) shall be paid to the Preferred Shareholders prior to the declaration and payment of a dividend to the all Shareholders pursuant to this Section

7.11. PREFERRED DIVIDENDS. Notwithstanding the foregoing information related to dividends generally, the Board shall not declare any dividend or make any distribution from the Company's Net Profit Available for Distribution to the Common Shareholders until each Preferred Shareholder has received an annual dividend equal to six percent (6%) of the purchase price such Preferred Shareholder paid to the Company for its Preferred Shares (the "*Preferred Dividend*").

ARTICLE VIII: COMPENSATION AND REIMBURSEMENT

8.1. COMPENSATION. As determined by the Board of Directors pursuant to Section 3.4, the Company may pay compensation to Directors, Officers, Subordinate Officers, and members of an Executive Committee (other than government officials) for the performance of personal services that are reasonable and necessary to carry out the purposes of the Company. Such compensation shall not be excessive and in no event shall such compensation exceed that which would ordinarily be paid for similar services rendered on behalf of benefit organizations under similar circumstances. The Board of Directors shall consider the following factors when determining the reasonable compensation of Directors, Officers, Subordinate Officers, and members of Executive Committees for their services rendered on behalf of the Company, however, the determination by the Directors as to the salary payable to any such individual shall be final and conclusive and shall not expose the Director to any liability from the Shareholders:

(a) The individual's qualifications;

(b) The nature, extent, and scope of the work to be performed;

(c) The Company's gross and net receipts;

(d) The prevailing economic conditions;

(e) The prevailing rates of compensation for comparable positions in comparable entities;

(f) The total amount of compensation paid to all Officers and Subordinate Officers; and

(g) The compensation paid to specific Officers and Subordinate Officers in previous years.

8.2 REIMBURSEMENT. As determined by the Board of Directors pursuant to Section 3.4 above, the Company may reimburse the Directors, Officers, Subordinate Officers, and members of Executive Committees (other than government officials) for any reasonable and necessary expenses actually incurred by such individuals in carrying out the purposes of the Company.

ARTICLE IX: TRANSFERS OF SHARES AND RIGHTS OF FIRST REFUSAL

The Shares are subject to substantial restrictions on transfer and rights of first refusal in favor of the Company and the other Shareholders, as set forth in that certain Shareholder Agreement of the Company, dated September 1, 2019.

ARTICLE X: ACCOUNTING, BOOKS, AND RECORDS

10.1. ACCOUNTING PRINCIPLES. The Company's books and records shall be kept, and its income tax returns prepared, under such permissible method of accounting, consistently applied, as the Board of Directors may determine to be appropriate.

10.2. FISCAL YEAR. The Company's Fiscal Year shall be the calendar year.

10.3. RECORDS AND ACCOUNTS. At the expense of the Company, the Board of Directors shall maintain records and accounts of all operations and expenditures of the Company as required pursuant to the Act.

ARTICLE XI: DISSOLUTION & TERMINATION

11.1. DISSOLUTION. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (i) a unanimous written agreement to dissolve the Company by the Board of Directors; or (ii) upon the entry of decree of judicial dissolution.

11.2. WINDING UP, LIQUIDATION AND DISTRIBUTION OF ASSETS. Upon dissolution in accordance with the provisions in this Article, the Board of Directors may file a certificate of termination pursuant to applicable law and proceed to wind up the affairs of the Company. Upon dissolution, the Board of Directors shall promptly proceed to wind up the affairs of the Company and shall sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board of Directors may determine that it is appropriate to distribute any assets to the Shareholders in-kind). Upon dissolution and winding up of the Company's affairs, the Company's assets will be distributed as follows:

(a) First, to the payment of any indebtedness and other expenses of the Company, excluding that owed to Shareholders;

(b) Second, to the establishment of reserves that the Board of Directors deems reasonably necessary;

(c) Third, to interest accrued on and then to the outstanding principal balance of loans, if any, made by Directors, Officers, Subordinate Officers, and Shareholders, to the extent permitted by this Agreement, with loans prior in time being repaid before loans later in time and in proportion to the outstanding principal balances of loans made concurrently, until the cumulative amount distributed pursuant to this Section and previous payments of principal and interest are equal to the interest accrued on and the outstanding principal balance of such loans;

(d) Fourth, to the extent that any Preferred Shareholders have not receive the full of amount of their aggregate Preferred Dividends, an amount equal to all such annual Preferred Dividends for each such Preferred Shareholder; and

(e) Fifth, the balance, if any, by the end of the Fiscal Year in which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation), to the Shareholders in the same manner in which such Shareholders would share in a dividend of Net Profit Available for Distribution.

Except as otherwise provided herein, no Shareholder shall have any liability to the Company or to any Shareholder to contribute money or property to the Company to enable the Company to make liquidating distributions.

ARTICLE XII: GENERAL BYLAWS

12.1. NOTICES. Any notice, demand, request or report required or permitted to be given or made to a party under these Bylaws shall be in writing and shall be delivered (i) in person; (ii) by registered or certified mail, return receipt requested; or (iii) by electronic mail, return receipt requested, to such party at its address as shown on the records of the Company and shall be deemed effective when received by such party.

12.2 AMENDMENTS. Any provision of these Bylaws or the Articles may be amended or revoked by the majority vote of the Directors at an Annual Meeting or Special Meeting or by majority approval of a Resolution to amend the Bylaws setting forth the specific provisions to be amended or revoked.

12.3. TITLES AND CAPTIONS. All article and section titles and captions in these Bylaws are for convenience only, shall not be deemed part of these Bylaws, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of these Bylaws.

12.4. PRONOUNS AND PLURALS. Whenever the context may require, any pronoun used in these Bylaws shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

12.5. BINDING EFFECT. These Bylaws shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

12.6. WAIVER. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of these Bylaws or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach of any covenant, agreement, term or condition. Any Director, Officer, or Shareholder may, by an instrument in writing, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Director, Officer, or Shareholder, but no waiver shall be effective unless in writing and signed by the Director, Officer, or Shareholder making such waiver. No waiver shall affect or alter the remainder of the terms of these Bylaws but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

12.7. UTAH LAW APPLICABLE. All matters in connection with the power, authority and rights of the members and all matters pertaining to the operation, construction, interpretation or enforcement of these Bylaws shall be governed and determined by the internal laws of the State of Utah, without giving effect to the principles of conflicts of laws.

12.8. UTAH JURISDICTION. EACH DIRECTOR, SHAREHOLDER, OFFICER, SUBORDINATE OFFICER, AND EXECUTIVE COMMITTEE MEMBER (i) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF UTAH OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF UTAH FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THESE BYLAWS WHICH IS BROUGHT BY OR AGAINST THE COMPANY, (ii) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (iii) TO THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH DIRECTOR, SHAREHOLDER, OFFICER, SUBORDINATE OFFICER, AND EXECUTIVE COMMITTEE MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THESE BYLAWS MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH DIRECTOR, SHAREHOLDER, OFFICER, SUBORDINATE OFFICER, AND EXECUTIVE COMMITTEE MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH PERSON BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PERSON AT ITS ADDRESS FOR NOTICES UNDER THESE BYLAWS, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

12.9. INVALIDITY OF PROVISIONS. If any provision of these Bylaws is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that these Bylaws shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

12.10. ATTORNEY FEES. In the event of an arbitration, trial, appeal, dispute or other legal action brought or sought by a party to enforce the terms these Bylaws or its rights hereunder, the prevailing party in such

action shall be entitled to reimbursement from the other party for its reasonable costs (including, without limitation, attorney fees) incurred in connection therewith.

IN WITNESS WHEREOF, the undersigned declare that they have examined these Bylaws and that they are to the best of their knowledge and belief, true, correct, and complete. The President hereby acknowledges that these Bylaws have been adopted and approved by the Board of Directors for and on behalf of the Company, as of the Effective Date.

PRESIDENT:
JOSHUA CARR

Signature: DocuSigned by: Joshua Carr
F28066CB558F4F8...

EXHIBIT 1
FORM – RESOLUTION OF THE BOARD
RESOLUTION OF THE BOARD OF DIRECTORS OF DIRECTORS
OF
SPROUT CF FUND, INC.,
A Utah corporation

_____, 20__

In accordance with the Utah corporation Act (the "*Act*") and its governing documents, the Board of Directors of Directors (the "***Board of Directors***") of SPROUT CF FUND, INC., a Utah corporation (the *"Company"*), hereby adopt the following resolutions (*"**Resolutions**"*):

[TITLE OF ACTION]

RESOLVED, [action to be taken];

FURTHER RESOLVED, [additional action to be taken];

FURTHER RESOLVED, [additional action to be taken].

DIRECTORS:
JOSHUA CARR

Signature:_____

EDWARD STEWART

Signature:_____

TONYA NEFF

Signature:_____

EXHIBIT C: SHAREHOLDER AGREEMENT

SPROUT CF FUND, INC.,
A UTAH CORPORATION
2912 W. EXECUTIVE PKWY., STE. 120
LEHI, UTAH 84043

This section alone does not constitute an offer to sell Preferred Shares. An offer may be made only by an authorized representative of the Company and through a registered intermediary and the recipient must receive a complete Form C, including all Exhibits thereto.

SHAREHOLDER AGREEMENT
SPROUT CF FUND, INC.

This Shareholder Agreement (this "***Agreement***") is made as of September 1, 2019, by and among the persons whose names and addresses appear under the heading "*Shareholders*" of Sprout CF Fund, Inc., a Utah corporation (the "***Company***"), on the signature pages hereto (each individually, a "***Shareholder***," and collectively, the "***Shareholders***"). In consideration of the mutual covenants set forth herein, the parties hereby agree as follows:

AGREEMENT:

1. DEFINITIONS

    1.1. As used in this Agreement, the following terms shall have the following meanings:

    "***Affiliate***" shall mean, with respect to any Person, any other Person that directly or indirectly, through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of the foregoing sentence, "*control*" (including, with correlative meanings, the terms "*controlled by*" and "*under common control with*"), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "***Change of Control Transaction***" shall mean consummation by the Company of (i) the sale or other disposition of all or substantially all of the Company's assets or (ii) a reorganization, merger or consolidation of the Company or sale of outstanding stock of the Company to any other person, entity or corporation in which the combined voting power of all securities of the Company immediately prior to such reorganization, merger, consolidation or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation or sale of stock) represents less than fifty percent (50%) of the combined voting power of the Company or surviving company or its parent immediately after such reorganization, merger, consolidation or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation or sale of stock).

    "***Common Stock***" shall mean the Company's common stock, which stock entitles holders thereof to equity in the Company, dividends, and to vote on matters concerning the Company.

    "***Permitted Transferee***" shall mean, with respect to each of the Shareholders, (i) any Affiliate of such Shareholder or (ii) (A) if the Shareholder is a partnership, its partners or former partners, (B) if the Shareholder is a corporation, its shareholders, (C) if the Shareholder is a limited liability company, its members or former members, and (D) if the Shareholder is an individual, to the Shareholder's family member or trust for the benefit of the Shareholder or the Shareholders' family member(s), in each case which Permitted Transferee is required by this Agreement to be bound by provisions of this Agreement applicable to the Shareholders.

    "***Preferred Stock***" shall mean the Company's preferred stock, which stock entitles holders thereof to equity in the Company, preferred and regular dividends, but does not include voting rights on matters concerning the Company.

    "***Securities Act***" shall mean the Securities Act of 1933, as amended.

"**Shares**" shall mean shares of Common Stock, Preferred Stock, or Stock Equivalents and "**Share**" shall mean any one (1) such share. Each Shareholder's Shares as of the date of this Agreement are as indicated in the signature block below.

"**Stock Equivalents**" shall mean (i) any evidences of indebtedness, shares of stock or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock; (ii) any right, option or warrant to subscribe for, purchase or otherwise acquire, directly or indirectly, shares of Common Stock; provided that, unless otherwise specified herein, for the purposes of computing the number of Shares either outstanding or held by a Shareholder, the Stock Equivalents outstanding or held by such Shareholder shall be deemed to be converted, exercised or exchanged for shares of Common Stock, as the case may be, whether or not such conversion, exercise or exchange has actually been effected; or (iii) any subsequently authorized and issued shares of a class of stock distinct from Common Stock.

"**Transfer**" shall mean any transfer, sale, conveyance, hypothecation, pledge or other disposition, whether voluntary, involuntary or by operation of law (including the death, incapacity, or dissolution of marriage of a Shareholder) of a Share, as well as the act of performing any of the foregoing.

1.2. As used in this Agreement, capitalized terms that are not identified above shall have the meaning ascribed to them within the Agreement. Capitalized terms not defined above or within this Agreement shall have the meaning set forth in the Company's Bylaws.

1.3. The definitions in Section 1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context requires otherwise, the words "*include*", "*includes*" and "*including*" shall be deemed to be followed by the phrase "*without limitation.*" The term "*hereunder*" shall mean this entire Agreement as a whole unless reference to a specific section of this Agreement is made.

2. CERTAIN REPRESENTATIONS, WAIVERS AND INDEMNIFICATIONS.

2.01. *Representations*. Each Shareholder acknowledges and represents that:

(a) This Agreement was prepared with its knowledge and consent by legal counsel for the Company;

(b) It was advised by that counsel to consider seeking independent legal counsel to review this Agreement on its behalf;

(c) It had adequate time to seek the advice of independent counsel and to review this Agreement;

(d) It either obtained such advice or knowingly and intentionally chose not to seek such advice;

(e) It fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict its ability to sell, transfer or otherwise dispose of its Shares; and

(f) The restrictions imposed upon its Shares pursuant to this Agreement are reasonable.

2.02. *Shares Acquired for Investment*. Each Shareholder further acknowledges and represents that it has obtained and accepted its Shares in good faith, for investment and for its own account, and not with a view to distribution or resale.

2.03.   *Title*. Each Shareholder represents and warrants that it is the record and beneficial owner of its Shares and that it has not sold, transferred, pledged or otherwise encumbered any of those Shares or its interest in those Shares.

2.04.   *Indemnity*. Each Shareholder agrees to indemnify and hold the Company and the other Shareholders harmless from and against any and all liabilities, costs or expenses, including reasonable attorney fees, resulting from or arising out of any sale, transfer or other disposition of its Shares otherwise than in accordance with the terms and provisions of this Agreement.

3.   LIMITATIONS ON TRANSFER

3.01.   *General Restriction*. Subject to the terms of this Section 3, no Shareholder shall, directly or indirectly, Transfer any Shares or any right, title or interest therein or thereto except (i) in compliance with the terms of this Agreement, (ii) with the written approval of the Board of Directors; and (iii) after obtaining an opinion letter from legal counsel providing that such proposed sale, assignment or other transfer complies with applicable securities laws. Any attempted Transfer in violation of this provision shall be null and void. Notwithstanding the rights of Shareholders to Transfer Shares following notice and an opportunity for the Company and the non-transferring Shareholders to exercise a right of first refusal, all Shares are subject to a "*Minimum Commitment Period*" of twelve (12) months from the date a Shareholder acquired its Shares.

3.02.   *Right of First Refusal*.

(a) In the event that any Shareholder proposes to Transfer any Shares, whether such Shares are held now or acquired hereafter by such Shareholder, to any Person other than as permitted pursuant to Section 3.03 hereof, the Company or its assignee and the non-transferring Shareholders shall have a right of first refusal on the terms described below to purchase the Shares proposed to be Transferred (the "*Subject Shares*"). Each transferring Shareholder agrees to enter into a non-binding term sheet or other non-binding agreement in principle with the proposed transferee on the material terms of the proposed Transfer, and promptly thereafter such transferring Shareholder shall give written notice (the "*Transfer Notice*") to the Company or its assignee and each of the non-transferring Shareholders of the proposed Transfer. The Transfer Notice shall describe in reasonable detail the material terms of the proposed Transfer, including, without limitation, the number and type of Subject Shares, the proposed transfer price and consideration to be paid, and the name and address of the proposed transferee.

(b) The Company or its assignee shall have sixty (60) business days following the ROFR Trigger Date (as defined below) (the "*Company Exercise Period*") to agree to purchase all of the Subject Shares at the price and upon the terms specified in Section 3.02(e) below by giving written notice to the transferring Shareholder of its intent to purchase the Subject Shares. Notwithstanding the foregoing, the Company or its assignee may purchase less than all of the Subject Shares if any of the non-transferring Shareholders exercise its right to purchase under Section 3.02(c) below, such that, in the aggregate, all of the Subject Shares will be purchased by the Company or its assignee and the non-transferring Shareholders exercising their collective rights of first refusal. As used herein, "*ROFR Trigger Date*" shall mean the date of delivery of the Transfer Notice.

(c) In the event the Company or its assignee refuses or fails to deliver a written notice of intent to purchase all of the Subject Shares within the Company Exercise Period, the transferring Shareholder shall notify the Company and the non-transferring Shareholders in writing promptly (and in any event within five (5) business days) after the expiration of such period (the "*Second Notice*"). The Company or its assignee and the non-transferring Shareholders shall have ten (10) business days following delivery of the Second Notice to agree to purchase, in the aggregate, all of the Subject Shares at the price and upon the terms specified in Section 3.02(e) below, by giving written notice to the transferring Shareholder and stating the number of Shares to be purchased by the Company or its assignee and each non-transferring Shareholder electing to exercise its right of first refusal. If the non-transferring Shareholders desire to purchase more of the Subject Shares than the amount which is to available to purchase, the Subject Shares shall be allocated for purchase on a pro rata basis among such desiring non-transferring Shareholders based on the number of Shares held each such non-transferring Shareholder that desires to purchase a portion of the Subject Shares, divided by the number of Shares held by all non-transferring Shareholders desiring to purchase a portion of the Subject Shares(the "*Allocation*"). If any non-transferring Shareholder elects to purchase fewer Subject Shares than is available to him or her under the Allocation, then the Company or its assignee and any other non-transferring Shareholders electing to exercise the right of first refusal hereunder may purchase the remaining Subject Shares.

(d) After complying with the notice provisions described above in this Section 3.02, and provided that the Minimum Commitment Period associated with such Shareholder's acquisition of Shares has passed, in the event the Company or its assignee or the non-transferring Shareholders fail to deliver notice of intent to purchase, in the aggregate, all of the Subject Shares in accordance with Sections 3.02(b) and (c), the transferring Shareholder may, not earlier than ninety (90) days following delivery of the Second Notice, conclude a Transfer of all, but not less than all, of the Subject Shares pursuant to terms and conditions described in the Transfer Notice. Any proposed Transfer on other terms or conditions than those described in the Transfer Notice shall again be subject to the rights of first refusal and shall require compliance by the transferring Shareholder with the procedures described in this Section 3.02.

(e) If either the Company or any non-transferring Shareholder elects to exercise its right of first refusal related to the Subject Shares, the terms of purchase shall mirror those set forth in the Transfer Notice, if any. If the Transfer is involuntary, due to the death, incapacitation, dissolution, or dissolution of a marriage relationship of a Shareholder, the purchase price shall be the Fair Market Value of the Subject Shares, discounted by ten percent (10%) for lack of marketability and, if such Subject Shares represent a minority interest in the Company, an additional five percent (5%) for lack of control. For purposes hereof, the "*Fair Market Value*" of any non-cash consideration shall be determined as follows:

(i) If the non-cash consideration consists of securities traded on a national securities exchange, such "*Fair Market Value*" shall mean the average daily closing sales price of such securities over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

(ii) If the non-cash consideration consists of securities actively traded over-the-counter, such "*Fair Market Value*" shall mean the average of the closing bid prices over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

(iii) If the non-cash consideration does not consist of publicly traded securities, such "*Fair Market Value*" shall be such amount as is determined to be the fair market value of the non-cash consideration as of the date such Fair Market Value is required to be determined hereunder as determined by (x) the Company and the holders of a majority of outstanding Shares held by the non-transferring Shareholders, on the one hand, and the transferring Shareholder, on the other hand, through good faith negotiations; (y) a business valuation firm of good reputation mutually acceptable to both the Company and the non-transferring Shareholders, on the one hand, and the transferring Shareholder, on the other hand, if the Company, the non-transferring Shareholders and the transferring Shareholder do not agree upon the Fair Market Value of such non-cash consideration within ten (10) business days after the date as of which such Fair Market Value is to be determined; or (z) a business valuation firm of good reputation selected by two business valuation firms of good reputation (one of which shall be chosen by the Company and the holders of a majority of outstanding Shares held by the non-transferring Shareholders, on the one hand, and one of which shall be chosen by the transferring Shareholder, on the other hand), if the Company, the non-transferring Shareholders and the transferring Shareholder do not mutually agree upon a business valuation firm to determine the Fair Market Value of the non-cash consideration pursuant to clause (y) above within ten (10) business days after the expiration of the ten (10) business day period referred to in clause (y) above. The fees and expenses of a mutually acceptable business valuation firm selected under clause (y) above shall be shared equally between the Company and the transferring Shareholder. The fees and expenses of a business valuation firm chosen by the Company and the non-transferring Shareholders under clause (z) above shall be borne by the Company, fees and expenses of a business valuation firm chosen by the transferring Shareholder under clause (z) above shall be borne by the transferring Shareholder, and the fees and expenses of the third business valuation firm selected by the first two (2) business valuation firms under clause (z) above shall be shared equally between the Company and the transferring Shareholder.

(f) The obligations of a Shareholder under this Section 3.02 shall be binding upon any transferee of Shares. Any transferee of Shares in a transaction subject to this Section 3.02 who is not already a party to this Agreement shall, prior to the closing of the Transfer, furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement applicable to a Shareholder.

3.03. *Permitted Transfers*.

(a) Limited exceptions to the general restrictions on Transfer may be made for Transfers (1) not involving a change in beneficial ownership or (2) by an entity without consideration to (x) a parent, subsidiary or other affiliate of the holder that is an entity or (y) any of its partners, members or other equity owners, or to the estate of any of its partners, members or other equity owners ("*Permitted Transfers*").

(b) All Shares Transferred hereunder, regardless of whether or not the transferee was a Permitted Transferee, shall remain subject to the restrictions of Shares held by the Shareholders hereunder, and such transferee shall be treated as a "*Shareholder*" for purposes of this Agreement.

3.04. *Prohibited Transfers*.

(a) **Prohibited Transfer**. In the event any Shareholder (a "*Prohibited Transferor*") should Transfer any Shares in contravention of the right of first refusal or other rights of any Shareholder under this Agreement (a "*Prohibited Transfer*"), each other Shareholder shall have, in addition to such other remedies as may be available at law, in equity or hereunder, the "put" option provided below, and the Prohibited Transferor shall be bound by the applicable provisions of such option.

(b) **Put Option**. In the event of a Prohibited Transfer in violation of Section 3 of this Agreement, each Shareholder shall have the right to sell, unilaterally and without the requirement for additional acceptance on the part of the Prohibited Transferor, to the Prohibited Transferor all or any portion of its Shares, pursuant to the following terms and conditions:

(i) The price per Share at which the Shares are to be sold to the Prohibited Transferor shall be equal to the price per Share that would have been paid by the transferee to the Prohibited Transferor had the Prohibited Transfer been made in accordance with Section 3.02. The Prohibited Transferor shall also reimburse such Shareholder for any and all reasonable fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Shareholder's rights under Section 3.02 and this Section with respect to such Shares.

(ii) Within ninety (90) days after the later of the dates on which (A) notice of the Prohibited Transfer was delivered to the Shareholder or (B) the Shareholder otherwise obtained actual knowledge of the Prohibited Transfer, such Shareholder shall, if exercising the "put" option created hereby, deliver to the Prohibited Transferor the certificate or certificates representing Shares to be sold, each certificate to be properly endorsed for Transfer.

(iii) The Prohibited Transferor shall, upon receipt of the certificate or certificates for the Shares to be sold by the Shareholder pursuant to this Section 3.04(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses as specified in Section 3.04(b)(i), in cash or by other means acceptable to such Shareholder.

(c) **Transaction Void**. Notwithstanding the foregoing, any attempt by the Prohibited Transferor to Transfer Shares in violation of Section 3.02 hereof shall be void and the Company agrees it will not honor such a Transfer.

4. REDEMPTIONS.

4.01. ***Commitment Period; Redemption Process***. No Shares may be redeemed within the Minimum Commitment Period associated with each Shareholder's purchase of Shares for any purpose. A Shareholder may request that the Company redeem all or any portion of its Shares following the termination of such Common Shareholder's Minimum Commitment Period, provided, however, that no redemption of Shares will be made if such redemption jeopardizes the financial stability of the Company, puts any investment opportunity or obligation at risk, or otherwise imposes a burden on the Company, as determined by the Board of Directors, in its sole discretion. A Shareholder seeking to redeem its Shares must provide the Board of Directors with sixty (60) days' prior written notice of such Shareholder's request for redemption. No Shares will be redeemed unless the Board of Directors determines, in its sole and absolute discretion, that a Shareholder has presented good cause for its request to redeem its Shares and that such redemption will not materially impact the ability of the Company to successfully carry out its business operations. After the Minimum Commitment Period, Shares may be redeemed in the minimum amount of $2,200 and in $2,000 intervals above $2,200 and in such other amounts and at such other times, with the consent of, and upon such terms of payment as may be approved by, the Board of Directors, in its sole discretion. The Board of Directors may suspend or postpone payment of any redemption proceeds during any period in which the Company's portfolio investments are not sufficiently liquid to cover the requested redemptions (as determined by the Board of Directors in its sole discretion), and the Company shall not be required to sell any assets in order to fund a redemption request. In addition, if the Company receives redemption requests of more than ten percent (10%) of the Net Asset Value of the outstanding Shares, then the Company is entitled to reduce such redemption requests on a pro rata basis to comply with such ten percent (10%) limit and to defer any excess redemptions until the next Fiscal Year. The Board of Directors will provide each Common Shareholder with written notice of any suspension or postponement of the payment of redemption proceeds, along with the termination thereof.

4.02. ***Compulsory Redemption.*** The Company may compulsorily redeem the Shares of any shareholder at any time to ensure compliance with securities laws or any applicable rule or regulation.

4.03. ***Redemption Price***. If any Share is redeemed by the Company during the Minimum Commitment Period or compulsorily to ensure compliance with securities laws, rules or regulations, such Share shall be redeemed by the Company at the lower of (i) the purchase price paid by the Shareholder for such Shares or (ii) the Net Asset Value per Share. If a Share is redeemed by the Company following the Minimum Commitment Period, such Share shall be redeemed by the Company at the Net Asset Value of such Share, determined in accordance with the provisions of this Shareholder Agreement.

5. LEGEND

5.01.   **Form of Legend**. Each certificate representing Shares now or hereafter owned by any Shareholder or issued to any Person in connection with a Transfer shall be endorsed with the following legend:

> "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS' AGREEMENT BY AND BETWEEN THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY, INCLUDING THE HOLDER OF THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

5.02.   **Instructions to Transfer Agent**. Each Shareholder agrees that the Company may instruct its transfer agent to impose Transfer restrictions on the Shares represented by certificates bearing the legend referred to in Section 5.01 above to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement.

6. PREEMPTIVE RIGHTS

6.01.   **Preemptive Right**. The Company shall give each Shareholder thirty (30) days' prior written notice of the proposed issuance or sale by the Company of any Common Stock, Preferred Stock, or any Stock Equivalent (each, a "*New Issuance*") other than Common Stock, Preferred Stock or Stock Equivalents issued or sold by the Company (i) to the Company's employees, consultants or directors pursuant to arrangements approved by the Board of Directors, (ii) in connection with acquisitions of other companies or businesses, (iii) as a stock split or stock dividend, (iv) pursuant to the exercise, conversion or exchange of any then outstanding Stock Equivalent, (v) pursuant to a public offering registered under the Securities Act, or (vi) in connection with a Change of Control Transaction. Such notice shall specify the number and class of securities to be issued, the rights, terms and privileges thereof, the price at which such securities shall be issued and the portion such Shareholder shall be entitled to purchase pursuant to this Section. Each Shareholder shall be entitled to purchase that portion of a New Issuance equal to a fraction, the numerator of which shall be the total number of Shares owned by such Shareholder, giving effect, without duplication, to all Stock Equivalents owned by such Shareholder, whether or not then convertible, exercisable or exchangeable, but only to the extent then vested, and the denominator of which shall be the total number of Shares then outstanding, giving effect, without duplication, to all Stock Equivalents outstanding, whether or not then convertible, exercisable or exchangeable, but only to the extent then vested (including such Shareholder's Shares), at the most favorable price and on the most favorable terms as are offered to any other Persons, by giving written notice of such election to the Company within fifteen (15) days after notice of such New Issuance has been given to such Shareholder; provided, however, that no Shareholder shall have any right to purchase securities pursuant to this Section if, prior to a sale of securities to such Shareholder pursuant to this Section, such securities would be required to be registered under the Securities Act. The failure of a Shareholder to give any written notice specified in this Section within the time period specified herein shall be deemed to be a waiver of such Shareholder's rights under this Section.

6.02.   **Closing of New Issuance**. Upon the expiration of the offering period described above, the Company shall be entitled to sell such securities which the Shareholders have not elected to purchase during the ninety (90)-day period following such expiration at a price and on terms and conditions no more favorable to the purchasers thereof than those offered to the Shareholders. Any such securities offered or sold by the Company after such ninety (90)-day period must be reoffered to the Shareholders pursuant to the terms of this Section. The closing of any purchase by the Shareholders pursuant to Section 6.01 shall be held at the time and place of the closing of, and on the same terms and conditions as, the New Issuance, or at such other time and place as the parties to the transaction may agree. At such closing, the participating Shareholders shall deliver, by certified or official bank check or wire transfer, so much of the purchase price for its portion of the New Issuance as is payable in cash and shall pay the balance in accordance with the agreed upon terms of the transaction, and all parties to the transaction shall execute such documents as are otherwise customary and appropriate.

7. GOVERNANCE

7.01. **Board Composition**. Each Shareholder shall vote all of the voting securities of the Company over which such Shareholder has voting control and shall take all other necessary or desirable actions within its control (whether in its capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including calling special board and stockholder meetings), so that during the term of this Agreement:

(a) the authorized number of directors constituting the entire Board of Directors shall be three (3);

(b) the Shareholders holding Common Stock shall be permitted to vote to appoint, remove, or replace members of the Board of Directors, with each Share of Common Stock being entitled to one (1) vote, as set forth in the Bylaws of the Company;

(c) the Shareholders holding Preferred Stock shall **not** be permitted to vote to appoint, remove, or replace members of the Board of Directors;

(d) any member of the Board of Directors who shall be designated for removal from the Board of Directors by the Person(s) authorized to designate such member for election pursuant to clause (ii) of this Section shall be removed from the Board of Directors; and

(e) any vacancy on the Board of Directors created by reason of the death, removal or resignation of a member shall be filled by an individual designated by the Person(s) authorized to designate such member for election pursuant to clause (ii) of this Section.

7.02. **Irrevocable Proxy**. In order to effectuate Section 7.01 and in addition to and not in lieu of Section 7.01, each Shareholder holding Common Stock hereby grants to the Secretary of the Company an irrevocable proxy solely for the purpose of voting all of the Shares held by the grantor of the proxy for the election of directors nominated only in accordance with Section 7.01.

8. MISCELLANEOUS

8.01. **Additional Shareholders**. Other than as stated herein, each Person to which a Shareholder Transfers Shares or who acquires Shares after the date hereof shall become a party hereto and shall be bound hereby as a "*Shareholder*." No Shareholder shall Transfer any securities to any person or entity unless such Person enters into a supplementary agreement with the Company, in form and content reasonably acceptable to the Company, agreeing to be bound by the terms hereof in the same manner as the other Shareholders. Such supplementary agreement shall not require the signature or consent of any party hereto other than the Company.

8.02. ***Conditions to Exercise of Rights***. Exercise of each party's rights under this Agreement shall be subject to and conditioned upon, and each party shall use commercially reasonable efforts to assist each other party in, compliance with applicable laws.

8.03. ***Governing Law***. This Agreement shall be governed by and construed under the laws of the State of Utah.

8.04. ***Amendment***. Any provision of this Agreement may be amended, and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (a) as to the Company, only by the Company, and (b) as to Shareholders, all of the Shareholders. Any amendment or waiver effected in accordance with clauses (a) or (b) of this Section shall be binding upon each party hereto and each such party's successors and permitted assigns.

8.05. ***Assignment of Rights***. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties' respective successors, permitted assigns and legal representatives. The rights and obligations of the Company under this Agreement shall inure to the benefit of, and be binding upon, any successor to the Company.

8.06. ***Term***. This Agreement shall terminate upon the earliest of (i) immediately prior to the consummation of a Change of Control Transaction, (ii) the date on which this Agreement is terminated by a writing executed by the Company and the holders of a majority of outstanding Shares held by the Shareholders, and (iii) the dissolution of the Company.

8.07. ***Notices***. All notices required or permitted hereunder shall be deemed effectively delivered on the earlier of (a) when received, (b) when delivered personally, (c) one (1) business day after being delivered by facsimile (with receipt of appropriate confirmation), (d) one (1) business day after being deposited with a nationally recognized, reputable overnight courier service for next day delivery or (e) five (5) calendar days after being deposited in the U.S. mail, first class with postage prepaid, and addressed to the parties at the addresses provided to the Company (which the Company agrees to disclose to the other parties upon request) or such other address as a party may request by notifying the other in writing.

8.08. ***Severability***. In the event one (1) or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

8.09. ***Counterparts***. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

8.10. ***Entire Agreement***. This Agreement, the Company's Bylaws, and the documents referred to herein and therein constitute the entire agreement between the parties relative to the specific subject matter hereof. Any previous agreement among the parties relative to the specific subject matter hereof is superseded by this Agreement.

[Signatures on following page]

INTENDING TO BE BOUND, parties have signed this agreement as of the date first above written.

THE COMPANY:
SPROUT CF FUND, INC.

DocuSigned by:
By: Joshua Carr
Joshua Carr, its President

SHAREHOLDERS:
SPROUT INVESTMENT PARTNERS, LLC

DocuSigned by:
By: Joshua Carr
Joshua Carr, its Manager

SUBSCRIBING SHAREHOLDER:

Name: ______________________________

Date: ______________________________

Signature: ______________________________

EXHIBIT D: SUBSCRIPTION AGREEMENT

SPROUT CF FUND, INC.,
A UTAH CORPORATION
2912 W. EXECUTIVE PKWY., STE. 120
LEHI, UTAH 84043

This section alone does not constitute an offer to sell Preferred Shares. An offer may be made only by an authorized representative of the Company and through a registered intermediary and the recipient must receive a complete Form C, including all Exhibits thereto.

SUBSCRIPTION AGREEMENT

To: Sprout CF Fund, Inc.

Subscription Amount: $_____

From: _____

Initials of Subscriber(s):_____   _____

Full legal name(s) of Subscriber(s):

_____

1. PURCHASE OF PREFERRED SHARES AND ADMISSION AS SHAREHOLDER. The undersigned subscriber ("*Subscriber*"), desires to become a preferred shareholder in Sprout CF Fund, Inc., a Utah corporation (the "*Company*"). Subscriber hereby subscribes for and agrees to purchase the above-indicated number of shares of preferred stock in the Company (the "*Preferred Shares*"), as described in the Bylaws and Shareholder Agreement of Sprout CF Fund, Inc., as amended, (the "*Bylaws*" and "*Shareholder Agreement*", respectively) and as set forth and further described in the Company's Form C, as may be amended or supplemented from time to time (the "*Form C*"), receipt of which is acknowledged, upon acceptance of this Subscription Agreement by the Company's Board of Directors (the "*Board*").

2. PAYMENT. Payments shall be delivered pursuant to the procedures and subject to the conditions provided by Equity Door, LLC, the intermediary for the Company's Regulation Crowdfund offering.

3. EXECUTION AND DELIVERY OF BYLAWS AND SHAREHOLDER AGREEMENT. Subscriber is delivering with this Subscription Agreement an executed copy of the Bylaws and Shareholder Agreement.

4. SUITABILITY OF SUBSCRIBER(S). Subscriber hereby affirms that it qualifies as (i) an "*Accredited Investor*" under the Securities Act of 1933, as amended (the "*Securities Act*"), a "*Qualified Institutional Buyer*" under the Securities Act, or a "*Qualified Purchaser*" under the Investment Company Act of 1940, as amended (the "*Company Act*"), or that it has such knowledge and experience in business and financial matters, including the analysis of or participation in offerings of this nature, as to be capable of evaluating the merits and risks of an investment in the Preferred Shares, or that it is being advised by others such that together they are capable of making such evaluation. Subscriber represents and warrants that it can bear the economic risk of the purchase of Preferred Shares, including the total loss of its investment.

5. TRANSFER RESTRICTIONS AND REDEMPTION OF PREFERRED SHARES. Subscriber agrees that it will not sell or otherwise transfer or dispose of any Preferred Shares or any portion thereof unless (i) such Preferred Shares are registered under the Securities Act and any applicable state securities laws or, Subscriber obtains an opinion of legal counsel that it is satisfactory to the Company that such Preferred Shares may be sold in reliance on an exemption from such registration requirements *and* (ii) the transfer is otherwise made in accordance with the Bylaws and Shareholder Agreement. Subscriber understands that the Company has no obligation or intention to register any Preferred Shares for resale or transfer under the Securities Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Securities Act) which would make available any exemption from the registration requirements of any such laws and therefore Subscriber may be precluded from selling or

otherwise transferring or disposing of any Preferred Shares or any portion thereof for an indefinite period of time or at any particular time. Subscriber also understands and acknowledges that there is no guarantee or assurance that the Company will elect to redeem its Preferred Shares at any time if ever.

6. ACKNOWLEDGMENTS.

(a) Subscriber acknowledges that the Company has the unconditional right to accept or reject this Subscription Agreement for any or no reason. Subscriber acknowledges that if for any reason the Company rejects its subscription that its funds will be refunded promptly without interest or further obligation on the part of Subscriber.

(b) By executing this Subscription Agreement, Subscriber acknowledges that it has received the Form C in either paper or electronic PDF format and the Bylaws and Shareholder Agreement of the Company. Subscriber acknowledges that it is familiar with and understands each of the terms contained therein including the "***Risk Factors***" section set forth in the Form C. Subscriber acknowledges that the Preferred Shares being acquired will be governed by the terms and conditions of the Bylaws and Shareholder Agreement, which Subscriber accepts and to which Subscriber agrees to be legally bound.

(c) Subscriber acknowledges that the Preferred Shares have not been registered under the Securities Act or the securities laws of any state and are subject to substantial restrictions on transfer as described in the Form C, which restrictions are in addition to certain other restrictions set forth in the Bylaws and Shareholder Agreement.

(d) Subscriber acknowledges that it has relied upon the advice of its own legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of Preferred Shares and has been offered, during the course of discussions concerning the purchase of Preferred Shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied.

(e) Subscriber acknowledges that the payment made under this Subscription Agreement will be held by the Intermediary for the benefit of the Company. If Subscriber's subscription is rejected, the amount of the payment tendered herewith will be returned to Subscriber forthwith without interest or deduction. If this Subscription Agreement is accepted and all other conditions are satisfied, the payment for the Preferred Shares allocated to Subscriber will be applied as described in the Form C and any amounts which Subscriber has tendered in excess of the payment for the Preferred Shares allocated to Subscriber will be returned to Subscriber, without interest or reduction.

7. REPRESENTATIONS AND WARRANTIES.

(a) Subscriber represents and warrants that, in determining to purchase Preferred Shares, Subscriber has relied solely upon the Form C (including any exhibits thereto) and the advice of its own legal counsel and accountants or other financial and technical advisers with respect to the tax and other consequences involved in purchasing Preferred Shares and the risks associated therewith and not on any verbal or written communications made by any Placement Agent, Executive, or any other party.

(b) Subscriber represents and warrants that the Preferred Shares being acquired will be acquired for its own account without a view to public distribution or resale and that Subscriber has no contract, undertaking, agreement or arrangement to sell or otherwise transfer or dispose of any Preferred Shares or any portion thereof to any other person or entity.

(c) Subscriber represents and warrants that (i) if an individual, he or she is at least twenty-one (21) years of age; (ii) he or she has adequate means of providing for his or her current needs and personal contingencies; (iii) Subscriber has no need for liquidity in its investments; (iv) all investments in and commitments to non-liquid investments are, and after the purchase of Preferred Shares will be, reasonable in relation to Subscriber's net worth and current needs and in accordance with the investment limitations set forth in the Form C; and (v) any financial information that Subscriber provides herewith or that Subscriber subsequently submits at the request of the Company, does or will accurately reflect its financial condition in the which Subscriber does not anticipate any material adverse change.

(d) Subscriber understands that no federal or state agency including the U.S. Securities and Exchange Commission or the securities commission or authorities of any other state have approved or disapproved the Preferred Shares, passed upon or endorsed the merits of the offering of Preferred Shares (the "*Offering*"), or the accuracy or adequacy of the Form C, or made any finding or determination as to the fairness of the Preferred Shares for investment. Subscriber understands that the Preferred Shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine Subscriber's suitability to acquire Preferred Shares.

(e) Subscriber represents, warrants, and agrees that if it is acquiring Preferred Shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgments and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such Preferred Shares are being acquired, (ii) the name of such person or persons is indicated below under the Subscriber's name and (iii) such further information as the Company deems appropriate shall be furnished regarding such person or persons. Subscriber further agrees that the Company and its affiliates may present such information to such parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under the Securities Act or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit or proceeding which it is or may be bound.

(f) Subscriber represents and warrants that aggregate amount of securities purchased from the Company does not exceed: (i) the greater of $2,200 or five percent (5%) of the lesser of the Subscriber's annual income or net worth if either the Subscriber's annual income or net worth is less than $107,000; or (ii) ten percent (10%) of the lesser of the Subscriber's annual income or net worth, not to exceed an amount sold of $107,000, if both the Subscriber's annual income and net worth are equal to or more than $107,000.

8. AGENCY APPOINTMENT. Subscriber hereby irrevocably constitutes and appoints, with full power of substitution, the Board and the Company's officers (the "*Officers*") as its agents, with full power and authority in Subscriber's name, place and stead to make, execute, swear to, acknowledge, deliver, file and record: (i) all certificates, instruments, documents and other papers (including without limitation any business certificate, fictitious name certificate, and articles of organization) and amendments thereto which may from time to time be required under the laws of the United States of America or the State of Utah, or required by any political subdivision or agency of any of the foregoing or otherwise, or which the Company deems appropriate or necessary, to qualify or to continue the qualification of the Company as a corporation, to qualify as a foreign corporation, to register the Company as a registered corporation, to carry on the objects and intent of the Bylaws and Shareholder Agreement, to conduct the business and affairs of the Company, to admit, substitute or delete Shareholders in the Company and to effect the termination and dissolution of the Company; (ii) all instruments that the Company deems appropriate to reflect a change or modification of the Company in accordance with the terms of the Bylaws and Shareholder Agreement and all amendments and/or restatements of the Bylaws and Shareholder Agreement adopted in accordance with the provisions thereof; and (iii) all conveyances and other instruments that the Company deems appropriate

to effect the transfer of interests in the Company, to admit, substitute or delete Shareholders, to sell, exchange or dispose of assets of the Company, to borrow money and otherwise to enter into financing transactions in the name of or otherwise on behalf of the Company and to reflect the dissolution and termination of the Company. The agency granted hereby shall be deemed to be a power coupled with an interest, shall survive the death, dissolution or legal incapacity of Subscriber, and shall survive the delivery of an assignment by Subscriber of all or any portion of its interest in the Company or any interest therein except that, when the assignee thereof has been approved by the Company for admission to the Company as a Shareholder, the power shall survive the delivery of such assignment with respect to the assigned interest only for the purpose of enabling the Company to execute, acknowledge and file any instruments necessary to effect such substitution.

(Signatures on the following page)

In the event the Company declares a Dividend, please deliver to Subscriber as follows

(*PLEASE CHECK ONE OF THE FOLLOWING*):

☐ **MAIL A CHECK** to the following address:

_____

☐ **WIRE** funds to the following account:

ABA Routing No.:

_____

Account No.:

_____

Bank Name:

_____

Bank Telephone:

_____

Bank Address:

_____

_____

_____

(Remainder of this page intentionally left blank)

IN WITNESS WHEREOF, intending to be irrevocably and legally bound, together with Subscriber's personal representative(s), if any, successors and assigns, Subscriber hereby executes, adopts and agrees to all of the terms, conditions, representations and agreements of the Form C including all exhibits, as amended and supplemented from time to time, the Bylaws and Shareholder Agreement, as amended, and this Subscription Agreement and agent designation set forth above as of the date indicated.

X_____

Authorized Signature

Date: _____

Name of Signatory:
_____

Title:
_____

Name of Entity (if applicable):

_____

X_____

Second Authorized Signature (if applicable)

Date: _____

Name of Signatory:
_____

Title:
_____

ACCEPTANCE:

SPROUT CF FUND, INC., a Utah corporation

By: _____   Date: _____
Joshua Carr, its President

EXHIBIT E: FINANCIAL STATEMENTS

SPROUT CF FUND, INC.,
A UTAH CORPORATION
2912 W. EXECUTIVE PKWY., STE. 120
LEHI, UTAH 84043

This section alone does not constitute an offer to sell Preferred Shares. An offer may be made only by an authorized representative of the Company and through a registered intermediary and the recipient must receive a complete Form C, including all Exhibits thereto.

SPROUT CF FUND INC.

FINANCIAL STATEMENT

For the Month Ended August 31, 2019

Together with Independent Accountants' Review Report

Table of Contents

Independent Accountants' Review Report 1

Financial Statements:

    Balance Sheet 3

    Statement of Income 4

    Changes in Stockholders' Equity 5

    Statement of Cash Flows 6

    Notes to the Financial Statements..7



HINTONBURDICK
CPAs & ADVISORS

Independent Accountants' Review Report

To Management
Sprout CF Fund, Inc.
Lehi, Utah

We have reviewed the accompanying financial statements of Sprout CF Fund, Inc. (a corporation) which comprise the balance sheet as of August 31, 2019, and the related statements of income and stockholders' equity and cash flows for the month then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United State of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HintonBurdick, PLLC

HintonBurdick, PLLC
St. George, Utah
September 20, 2019

HintonBurdick.com › 888-566-1277

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Sprout CF Fund, Inc.

BALANCE SHEET

As of August 31, 2019

ASSETS	
TOTAL ASSETS	
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	
Stockholders' Equity	
Common Stock (10,000,000 shares authorized)	
Preferred Stock (10,000,000 shares authorized)	
Retained Earnings	
Net Income	
Total Stockholders' Equity	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	

Sprout CF Fund, Inc.

STATEMENT OF INCOME

For the Month Ended
August 31, 2019

Operating Income	
Operating Expenses	
Net Income from Operations	
NET INCOME	

Sprout CF Fund, Inc.

CHANGES IN STOCKHOLDERS' EQUITY

For the Month Ended August 31, 2019

Balance at August 1, 2019	
Issuance of Stock	
Net Income	
BALANCE AT AUGUST 31, 2019	

Sprout CF Fund, Inc.

STATEMENT OF CASH FLOWS

For the Month Ended August 31, 2019

Cash Flows From Operating Activities	
Cash Flows From Investing Activities	
Cash Flows From Financing Activities	
CASH AT BEGINNING OF PERIOD	
NET CHANGE IN CASH FOR PERIOD	
CASH AT END OF PERIOD	

Sprout CF Fund, Inc
Notes to Financial Statements
August 31, 2019

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Sprout CF Fund, Inc ("the Company") is a corporation organized under the laws of the State of Utah. The Company is a crowd funded real estate investment company and was created in August of 2019.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the carry values of the Company's fixed assets, and the rate of depreciation associated with those assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue from the sale of purchased real estate. The company recognizes revenue when the sale is closed.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company will be tax as a C-Corporation and will be required to pay income tax in accordance with applicable law. The Company's federal and state income tax returns for 2019 will be subject to examination (generally for the three years after they are filed) by the Internal Revenue Service and the Utah State Tax Commission.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity

The Company has authorized two classes of stock, common stock, and preferred stock. The preferred stock carries no voting rights and is not convertible into common stock. The Company will issue preferred shares to each of its preferred shareholders and preferred shareholders will be entitled to equity in the Company based on then number of preferred shares held in proportion to the total number of shares issued, regardless of the class of shares.

NOTE C – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 20, 2019, the date that the financial statements were available to be issued.

NOTE D – Risks and Uncertainties:

Overview. The Company's investment program and business plans entail substantial risks and there can be no assurance that its investment objectives or return on investment goals will be achieved. Due to the nature of the Company's investment strategy, the Company's portfolio will be concentrated on a few sources or classes of assets. Thus, the Company and the Shareholders will have limited diversification. In addition, the Company will be subject to the risks involved with direct ownership of real property. For example, changes in local, state, or federal law impacting real estate, foreclosure, conveyances, priority in rights of ownership, a general lack of liquidity, competing claims to title, zoning reclassifications, shifting real estate markets, variable financing rates, changes in property-ownership patterns, environmental liabilities, casualty events, and increases in taxes, could all have an adverse impact on the value of real property and consequently the Company's investments. Furthermore, because the Company intends to purchase tax liens and tax deeds, it will be required to undergo substantial due diligence to determine the value of the property, the nature and extent of existing liens on the property, the cost of necessary or desirable improvements, the potential for resale and a number of related matters.

Competition. In addition to the foregoing, the Company will compete, directly and indirectly, with nationwide and/or international investors, banks, credit unions, non-traditional lenders, and other organizations of all types, sizes, and investment appetites, in seeking to purchase and extract value from tax liens and tax deeds – many of whom have a vested interest in the underlying properties and who may be seeking to reduce losses rather than turn a profit. Such competitors may have access to more current and/or accurate information related to the property or a taxpayer, the ability to hedge more effectively than the Company, incentives to bid higher on tax deeds or a lower percentage on tax liens based on their outstanding amounts owed, and have substantially greater human and financial resources than the Company. The foregoing notwithstanding, the Directors believe that the Company will be able to obtain a competitive advantage through its experience, knowledge, history, track record of success in target markets, financial modeling, dynamic decision-making ability, existing network of tax lien and tax deed buyers.

In addition, the Company will rely on the experience of its Directors and Officers, including the underwriting, default, foreclosure, and management teams of to make wise and calculated NOTE

NOTE D – Risks and Uncertainties (continued):

Competition (continued).

decisions related to specific tax lien and tax deed purchases designed to take advantage of opportunities that are less obvious to larger organizations with more traditional and less flexible views, policies, procedures, and methodologies.

Nevertheless, there is no guarantee that the Company will be successful in pursuing returns based on the purchase of tax liens and tax deeds and the management of the same and potential investors should thoroughly review the risk factors set forth below.

Development and Risks of Investment Strategies and Business Plans. The development of investment strategies and business plans is a continuous process and the investment strategies and methods used by the Company may therefore be modified from time to time. The investment methods are confidential and the descriptions of them in Form C are not exhaustive. The investment strategies utilized by the Company may differ from those used by the Directors and Officers with respect to other business operations in which they are engaged. Investment decisions require the exercise of judgment by the Directors and Officers. The Directors and Officers may, at times, decide not to take certain actions, thereby foregoing participation in opportunities which would have yielded profits or avoided losses. Prospective investors cannot be assured that the strategies or methods utilized by the Directors and Officers will result in profitable investments for the Company. Tax lien and tax deed investing carries substantial risks and may result in substantial losses to potential investors. It is a complex process carried out over many unique real estate markets, differing legal jurisdictions, and non-stagnant marketplaces.

THE COMPANY'S INVESTMENT PROGRAM AND BUSINESS PLAN ENTAILS SUBSTANTIAL RISKS AND THERE CAN BE NO ASSURANCE THAT ITS INVESTMENT OBJECTIVES WILL BE ACHIEVED, AND INVESTMENT RESULTS MAY VARY SUBSTANTIALLY OVER TIME AND FROM PERIOD TO PERIOD.

Auction Bidding. The success of the Company depends in large measure on its ability to successfully bid for tax liens and tax deeds at interest rates or prices that are favorable to the Company. Increasing competition at tax lien and tax deed auction as well as increased competition in securing information that may impact bidding activity at such auctions may reduce the Company's profit margins on tax lien and tax deed purchases. Where auctions in the past may have only attracted a handful of moderately motivated and financed bidders, participation in tax lien and tax deed auctions is steadily increasing attracting better informed and well-financed bidders who invariably increase the bidding amounts, availability to time-sensitive and accurate information, and opportunities for resale. Furthermore, tax authorities are required to contact subordinate lienholders and inform them specifically about the date and time of an auction. Such subordinate lienholders are already invested in the financial security of the property underlying a tax deed and tax lien and may often been in a position to minimize or mitigate losses as opposed to generating returns and are therefore likely to participate in the bidding process more aggressively than would unvested or less-interested bidders. Continued saturation of the tax lien and tax deed bidding markets and increased lending secured by real estate generally will limit the opportunities and extent of gains the Company can seek to achieve through tax lien and tax deed investing.

Shifting Resale Markets. The Company's business model relies in part on the ability to resell or improve and resell properties acquired by tax deed or simply resale tax lien certificates to willing and able buyers. Real estate markets are constantly shifting and promising areas with many willing buyers may convert to over-saturated supply markets in the course of mere months. In the time it takes for the Company to identify, acquire, improve and list a property for resale, the projected fair market value of such property may have shifted to significantly as to render its initial due diligence of far less value and the purchase price for a tax deed or tax lien may have been far too high. Pools of buyers may diminish or have less creditworthiness, making financing for the purchase difficult to obtain. Such happenstances are largely outside the control of the Company and will likely have a negative impact on a potential investor's purchase of Shares.

Sprout CF Fund, Inc
Notes to Financial Statements
August 31, 2019

Errors and Omissions. The Company intends to engage in substantial due diligence and underwriting related to the development of general policies and procedures and with the specific purchase of tax liens and tax deed related to targeted real properties. Errors and omissions related to the determination of a fair market value, the physical condition of the underlying property, looming bankruptcy of property owners, environmental liabilities, jurisdiction specific procedures related to redemption, foreclosure, tax liens, tax deeds, and property law generally, the position of additional lienholders, and related matters are all possible and, given the extent of investment planned by the Company, even likely to occur. The losses that may be sustained by any one or more of the foregoing or related errors or omissions could have a substantially adverse impact on the Company and its Shareholders' investments.

Bankruptcy of Property Owners. Particularly as it relates to tax liens, the Company expects to be paid by the property owner who is seeking to maintain ownership of a property that, in theory, is far more valuable than the amounts payable to the tax lien holder. However, if a property owner declares bankruptcy, it will certainly not pay off the tax lien amounts, and the Company could be included as a secured (or potentially unsecured) creditor in bankruptcy proceedings. Such proceedings are typically not part of the successful investment program of the Company for tax liens and will therefore diminish, if not remove altogether, the profitability of such investment.

Changes to Laws Impacting Tax Liens and Tax Deeds. Each state, and often local jurisdiction, has its own set of laws impacting real property ownership, redemption, foreclosure, tax liens, tax deeds, real property resale, and business licensing and operations. The Company will be constantly searching for market opportunities and will unavoidably enter into new and fresh markets - thereby crossing lines into new jurisdictions. Furthermore, the laws in each such jurisdiction are not fixed and may be subject to constant revisions by local and state legislative bodies and/or may not be consistently enforced by executive bodies or honored by third-party individuals and institutions. The volume of unique laws, potential changes to all of the foregoing, and the difficulty in enforcing such laws will require the Company to conduct meaningful due diligence and to implement wise and flexible investment plans and business operations with respect to tax liens and tax deeds. Nevertheless, it is not possible for the Company to fully understand and stay completely up to date on the laws impacting its activities in every state, county, and city throughout the United States and it may therefore miss deadlines or inadvertently violate certain rules and regulations. Such missed deadlines or violates rules or regulations may result in adverse action taken against the Company or squandered opportunities.

Investment in the Company is speculative and involves high risk: The Preferred Shares being offered should be considered a speculative investment that involves a ***high degree of risk***. Therefore, potential investors should thoroughly consider all of the risk factors discussed herein. Potential investors should understand that there is a substantial possibility that they will lose their entire investment. Potential investors should not invest in the Company if they are in any way dependent upon the funds, they may be using to acquire Shares.

The Company will be subject to inherent conflicts of interest: As explained elsewhere in Form C, the Directors and Officers are entitled to distributions of Net Income and the Annual Management Fee that are not based solely on their indirect ownership of Common Shares, and the Officers may be entitled to compensation and/or reimbursement for themselves or their affiliates for professional services rendered for the benefit of the Company. Furthermore, the Company's distribution table is based on a certain level of returns generated by the Company and the distributions to the Common Shareholders increase dramatically following the Preferred

Return (defined below) to the investors. Therefore, among other things, there may be an inherent tendency for the Directors and Officers to cause the Company to take disproportionately high risks with the Company's investment strategy in order to achieve higher overall returns. (See **Conflicts of Interest**).

The Company has a complete lack of operating history: While the Directors and Officers have experience and a history investing in tax liens and tax deeds, the Company is a newly formed entity and lacks an operating history. As a result, it is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including organizing operations and procedures, establishing revenue streams and negotiating new deals, engaging and training new personnel, coordinating with vendors and suppliers, and working with a brokers of investment opportunities. The likelihood of the Company's success must be considered in light of these potential problems, expenses, complications, and delays.

The Company has a thin initial capitalization: The Company has been thinly capitalized. To become further capitalized, it will rely solely upon the proceeds of this Offering. Because of this manner of capitalization, the Company may not have sufficient assets to pay the Preferred Shareholders a return on their respective purchase of Preferred Shares. If the Company fails to realize its objectives, the Preferred Shareholders are likely to lose all of their investment in the Preferred Shares.

The Company may not be able to successfully implement its business model. The Company is in the process of implementing its business model. It is still in the early stages of developing its business strategy, revenue generation and implementation practices, target asset identification and acquisition, technological capabilities, business relationships and marketing focus. The Company faces a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources, the need to develop business relationships and opportunities, and other risks. The Company may not be able to successfully implement its business model.

The Company has generated no revenues, has incurred only expenses and may not become profitable in the future. Since organization, the Company has generated no operational revenues and has incurred only expenses, principally from costs relating to research and development, legal expenses, salaries and consulting fees,that if not offset by revenues, will become losses. The Company expect to continue to incur net operating losses for the foreseeable future. The Company's business model and strategies may not be successful and there is no assurance that the Company will ever become profitable in any future period.

The Company may require additional funding, which may not be available on favorable terms, or at all. The Company plans to continue to expend substantial capital in connection with the research and development of its investment strategy. If the Company fails to obtain the funding necessary to fund such research and development and to satisfy its working capital needs with the proceeds of this Offering, the Company may have to delay its plans to acquire or manage tax liens and tax deeds in connection with other lenders or investment funds and the Company may miss critical and non-recurring market opportunities. The Company anticipates that its existing capital resources, together with the net proceeds of this Offering, will be sufficient to enable it to pursue viable tax liens and tax deeds. However, its current operating plan could change as a result of many known and unknown factors and the Company may require additional funding. In addition, the Company may choose to raise additional capital due to favorable market conditions or strategic considerations even if the Company has sufficient funds for its current operating plan. To the extent available capital resources are insufficient to meet future capital requirements, the Company will have to seek additional funds to continue with its expansion plan. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to curtail operations significantly or even altogether. The Company's inability to raise capital on favorable terms could have a material adverse effect on its business, financial condition and results of operations.

The Company may be held liable for the actions and errors of its management. Under most conditions, the Directors and Officers may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in its Articles and/or Bylaws holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, the Company's assets could be reduced, and its business could be impaired.

The Company's failure to expand its management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm the Company's business. The Company's inability to manage its growth effectively could affect its ability to pursue business opportunities and expand the Company's business. As the Company begins to pursue and acquire tax liens and tax deeds, the Company will need to hire a significant number of additional employees. This growth may place strain on its management and operations. The Company's ability to manage growth will depend on the ability of the Directors and Officers and key employees to implement and improve its operational, management information, sales and marketing and financial control systems and to expand, train and manage its work force. The Company believes that competition for qualified technical, sales, marketing and managerial personnel will be intense. The Company's ability to implement its business plan could be adversely affected if the Company is unable to hire and retain qualified personnel as needed.

Debt Servicing: If the Company is required to obtain debt financing in addition to the proceeds made available pursuant to this Offering in order to assist with financing for the purchase and management of tax deeds and tax liens, it will be required to make regular payments to a lender and comply with such lender's debt servicing requirements, such as service ratios and other restrictions. If the Company does not have sufficient cash flow to cover the debt service requirements of the lender, the lender may elect to foreclose on the Company's assets and will be entitled to recoup all of its administrative costs associated with the foreclosure process together with its outstanding loan amount, fees, interest, and related costs prior to paying the Company for its equity in such assets, if any. If this scenario were to arise, potential investors would likely lose a substantial portion, if not all, of their investments in the Company.

Characterization as an Investment Company under the Company Act. While the Company does not intend to be or become an "investment company", whether exempt or otherwise, under the Company Act, the balance of its purchase of tax liens and tax deeds may trigger administrative action asserting that the Company is an investment company, subject to all the restrictions and reporting obligations under the Company Act, and disqualification to participate in this Offering as an issuer. If such an action were initiated by any governmental authority, the Company would be required to expend considerable resources defending such action and if it were ultimately found to be an investment company, it would need to expend additional funds to qualify for an exemption for registration or complete the investment company registration process. The Directors and

Officers may determine that the costs and fees related to registration as an investment company are prohibitive and elect to discontinue business operations rather than registering the Company under the Company Act.

Risks related to real property ownership: Ownership of liens secured by real property, even fractionalized ownership, carries many of the same risks assumed in connection with direct ownership of real property, and ownership of real property includes considerable risks. Real property is fixed in its location and geographic, political, economic, and social events occurring on or around the property may have an adverse, irreversible impact on the value or use of the property. Because real property records can be traced back decades or even hundreds of years, there is essentially always the possibility that a party claiming ownership in or the right to possess a particular piece of land will arise. Effective due diligence and title insurance provide considerable protection against such claims but is never entirely guaranteed to ensure that no additional costs or frustration will arise. Competing claims may also arise in the form of occupiers and/or possessors who believe they are entitled to remain on the property, forcing the Company to engage in eviction processes that would not only require time and effort to eject the possessors of the land, but would also cost the Company lost revenue for the time period required to effectuate the eviction. Currently, there are a number of federal, state, and local incentives to owning real property, though there are also adverse tax consequences for owning real property. There is no guarantee that such government incentives will continue or that the tax liabilities for ownership of real property will not increase. In addition, the Company intends to seek out potential investments that have specific zoning designations, but there is no guarantee that such zoning designations will remain unchanged indefinitely or that an investment's zoning designation will be grandfathered into the revised zoning scheme. Any number of casualty events, natural or man-made, could occur on or around the property requiring costly remedial action to be taken, and this risk is increased by the varying number of individuals that may occupy the property. These events may or may not be covered by insurance policies maintained for the property and even if an event is covered by insurance, there is no guarantee that the insurance provider will honor its coverage responsibilities or have the ability to cover any particular casualty event. Furthermore, the Company intends to rely upon the underwriting and foreclosure teams of experienced lending partners or collaborating investment funds, but the actions of such individuals and entities may not always be in the best interest of the Company or its Shareholders.

Environmental risks: Federal, state and local laws and regulations relating to the protection of the environment may require the owner of real property to investigate and clean up hazardous or toxic substances on or around the property or undertake such investigation or clean-up itself. The owner may be required to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination, even if the owner had no knowledge of or participation with the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws, often including lenders holding mortgages or deeds of trust in connection with the property, may be held responsible for all of the clean-up costs incurred. In addition, third parties impacted by hazardous or toxic substances may sue the owner of contaminated real property. The real property securing loans made by the Company, or real property owned or controlled by the Company, may be at the time of acquisition, or may become later on, subject to environmental liabilities or other concerns; therefore, the value of such real properties may decrease substantially, or costs associated with those properties may increase substantially, causing the Company to lose all or a portion of the capital utilized for such real property, as well as a portion of anticipated future revenue from that investment.

Industry risks: If the tax liens do not perform and generate income or the properties obtained via tax deed cannot be sold, the Company may not be able to realize its anticipated profits. Several factors may adversely affect the economic performance and value of the tax liens and tax deeds. These factors include, but are not limited to, decrease in value of the underlying collateral, unsuccessful acquisitions, lack of resources, customer/partner/affiliate non-performance, increase in competition, lengthy legal proceedings, adverse legal judgments, changes in the international, national, regional and local economic climate, local conditions that may cause customers to default on payments, which may devalue the tax liens and tax deeds to the extent that exit strategies and liquidation of assets become unavailable. In addition, the expenses of owning and maintaining tax liens, tax deeds, and real property generally are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from such investments. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations and the possibility of bankruptcies of vendors, customers, partners, and others, may adversely affect the Company's financial condition and results of operations.

Laws and regulations: The Company's intended activities with respect to tax liens and tax deeds is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection tax liens and tax deeds, and/or to otherwise capitalize on the tax liens and tax deeds. The Company intends to draw on the expertise of the Directors and Officers, advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Litigation: All industries are subject to legal claims that can be with or without merit. Defense and settlement costs can be substantial, even for claims that have no merit. The litigation process is inherently uncertain, so there can be no assurance that the resolution of a legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition. Foreclosing on tax liens or dealing with property owners and lienholders are arenas of frequent legal dispute and the Company will likely be required to spend considerable sums to manage and maintain tax liens and tax deeds or deal with interested parties related to the same.

Company capitalization: To acquire tax liens and tax deeds, the Company will utilize substantial capital. The Company anticipates that it will maintain working capital reserves, but the Company is not required to maintain any minimum level of working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to cease to scale back its business operations until it could obtain additional funds, which would reduce its profitability and the availability of Net Income for distribution to the Members.

Dependence upon third parties: Although the Company's management has experience in business matters, in carrying out the Company's business plan, the Directors and Officers will be substantially dependent upon Consultants. The Company may also enlist the services of other professionals if deemed to be in the best interest of the Company. The death or continuing disability of any of the Directors and Officers or Consultants may have a materially adverse effect upon the Company's ability to conduct business.

Involvement of Executives in other business activities: The Directors and Officers have a broad and varied range of investment and business interests and may acquire additional interests in other companies or perform services for business ventures beyond the Company. The Directors and Officers may not be able to control whether any such business venture competes with the Company. Consequently, the continued involvement of the Directors and Officers in other investment and business activities could result in competition to the Company as well as management decisions that might not reflect the interests of the Company, the Directors and Officers, or the Preferred Shareholders.

Uninsured losses: The Company may elect to not obtain insurance with respect to some or all of its tax liens and tax deeds. Therefore, if a loss were to occur in connection an investment, such losses may not be insured and the Company could lose all, or a portion, of the Preferred Shareholders' invested funds. Such a loss could require the Company to obtain additional funds to meet Company expenses, further reducing the amounts available to Preferred Shareholders.

Reliance on management: The Directors and Officers will have the right to make all decisions with respect to the management and operation of the business and affairs of the Company. Pursuant to the Articles and Bylaws, the Preferred Shareholders will have no right or power to take part in the management of the Company. Accordingly, no person or entity should purchase Preferred Shares unless such person or entity is willing to entrust all aspects of the management of the Company and its investments to the Directors and Officers. Because of this reliance, the loss of any Director, Officer, or Consultant due to departure, death, dissolution, or related event, could have a materially adverse impact on the Company from which it may not be able to recover.

Timing of sale of assets: The Company or a lending partner may sell, exchange, or otherwise dispose of certain of the Company's assets when the Directors and Officers, in their sole discretion, determines such action to be in the best interests of the Company in light of market conditions. Such sale may result in less than optimal profits (or losses) to the Company. Additionally, the Directors and Officers and Preferred Shareholders may experience a conflict of interest as to the optimum time to sell such assets.

Indemnification: The Bylaws limit any potential liability for alleged breaches of fiduciary duties committed by the Directors and Officers, and the Directors and Officers are entitled to certain limitations of liability and to indemnity by the Company against liabilities not attributable to fraud or willful misconduct. Such indemnity and limitation of liability may limit rights that the Preferred Shareholders would otherwise have to seek redress against the Directors and Officers. The law governing limited liability companies is a rapidly developing area and investors who have questions concerning the duties of a manager to the members should consult their own legal counsel.

Risks of dissolution: The Directors and Officers do not intend to dissolve the Company except as such dissolution is consistent with the investment objectives of the Company. If and when substantially all of the Company's assets are disposed of, a final distribution will be made to the Shareholders in accordance with the Bylaws. There can be no assurance that the Company will not be dissolved at a time when dissolution would be adverse to the best interest of any given Preferred Shareholder, either from a financial or tax standpoint.

Lack of diversification: The Company does not intend to invest in any other assets apart from tax liens and tax deeds and has no specific plans to diversify its asset portfolio or minimize the effects of changes in the various markets impacting the tax liens and tax deeds. The success of the Company is entirely dependent on the success of the Company's assets, which will be concentrated into just a few categories of assets.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Tax Considerations – In General. Numerous changes in the tax laws have increased the tax risk and uncertainty associated with investments in closely-held subchapter C corporations, and such changes will likely continue to occur and may continue to enhance such tax risks. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Preferred Shares. Each potential investor is strongly urged to review the material and to discuss with its tax advisors the tax consequences of an investment in the Preferred Shares.

Reduction in tax basis. Cash distributions by way of a Company dividend to a Preferred Shareholder will result in taxable gain to the Preferred Shareholders, which may or may not be limited to the extent those distributions exceed the Preferred Shareholder's basis for its Preferred Share(s). Initially, each Preferred Shareholder's basis for its Preferred Shares will be the Purchase Price. Dividends of cash typically do not reduce the basis of shareholders in stock of a corporation, while dividends of stock typically do result in a reduction in tax basis as the transaction is deemed a return of capital. There is no guarantee that such traditional treatment will be afforded to each Preferred Shareholder and either the traditional tax result or a non-traditional result could have an adverse impact on an individual Preferred Shareholder's tax liabilities or positions.

Unrelated Business Taxable Income. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts ("***IRAs***")) may be taxed on Company dividends to the extent that such dividend constitutes "unrelated business taxable income" ("***UBTI***"). Although not intended, it cannot be guaranteed that all of the Company's activities will not be subject to UBTI. Therefore, an investor that is such an exempt organization should be aware of the potential tax liability associated with UBTI.

Factual determinations by the Board of Directors. The determination of the correct amount of certain deductions and their availability and timing to the Company may depend on factual determinations to be made by the Board of Directors and/or Consultants. Legal counsel has specifically declined to give an opinion on such matters. Although the Board of Directors will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that the Board of Directors' judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could jeopardize or disrupt the Company's financial operations or result in fewer or less substantial dividend declarations by the Company to the Preferred Shareholders.

ERISA risks. ERISA subjects trustees and certain other parties-in-interest with respect to qualified plans to special standards. The Board of Directors may limit the sale of Preferred Shares to benefit plan investors to less than twenty five percent (25%) of all Preferred Shares purchased (excluding certain Preferred Shares as described herein) in its sole and absolute discretion.